Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and among

B&G FOODS, INC.,

THE SELLING SUBSIDIARIES NAMED HEREIN

and

THE HERSHEY COMPANY

Dated as of September 12, 2018

i

(continued)

(continued)

(continued)

APPENDICES, SCHEDULES AND EXHIBITS

APPENDICES

Appendix A	—	Definitions

SCHEDULES

Schedule 2.1(b)	—	Transferred Contracts
Schedule 2.1(c)	—	Transferred Brand Assets
Schedule 2.1(d)	—	Additional Transferred Trademarks
Schedule 2.1(e)	—	Domain Names
Schedule 2.1(h)	—	Certain Excluded Books and Records
Schedule 2.1(i)	—	Manufacturer Codes
Schedule 2.1(j)	—	Governmental Authorizations and Private Certifications
Schedule 2.1(k)	—	Equipment
Schedule 2.2(q)	—	Other Excluded Assets
Schedule 2.3(d)	—	Promotions
Schedule 2.3(g)	—	Advertising Commitments
Schedule 2.7(b)(iii)	—	Contracts to be Terminated
Schedule 2.8	—	Nonassignable Contracts
Schedule 3.4	—	Seller Regulatory Approvals
Schedule 3.5	—	Seller Non—Governmental Consents
Schedule 3.6	—	Assets
Schedule 3.7	—	Financial Information
Schedule 3.8	—	Litigation and Claims
Schedule 3.9	—	Compliance with Law
Schedule 3.10(a)	—	Intellectual Property
Schedule 3.12	—	Contracts
Schedule 3.13	—	Taxes
Schedule 3.14	—	Permits and Licenses

(continued)

Schedule 3.15	—	Suppliers and Customers
Schedule 3.17	—	Absence of Changes
Schedule 3.18	—	Related Party Services and Transactions
Schedule 3.19	—	Product Warranties; Product Liability
Schedule 4.4	—	Buyer Regulatory Approvals
Schedule 4.5	—	Buyer Non-Governmental Consents
Schedule 4.6	—	Certain Fees
Schedule 5.3	—	Interim Operation Covenants of Seller
Schedule 7.1(b)	—	Regulatory Approvals
Schedule A1	—	The Products
Schedule A2	—	Accounting Principles
Schedule A3	—	Allocation Principles

EXHIBITS

Exhibit A	—	Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit B	—	Form of Trademark Assignment Agreement
Exhibit C	—	Form of Transition Services Agreement
Exhibit D	—	Form of Retained Technology License

v

ASSET PURCHASE AGREEMENT, dated as of September 12, 2018 (as it may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof, this “Agreement”), by and among B&G Foods, Inc., a Delaware corporation (“Seller”), the Selling Subsidiaries named herein (together with Seller, the “Seller Parties”) and The Hershey Company, a Delaware corporation (“Buyer”).

W I T N E S E T H:

WHEREAS, Seller, directly and through the Selling Subsidiaries (as defined herein), is in the business of marketing, distributing and selling snack food Products under the Pirate’s Booty, Smart Puffs and Original Tings brand names (as such business is currently conducted, the “Business”);

WHEREAS, subject to the terms and conditions herein, Seller and the Selling Subsidiaries desire to sell, convey, transfer, assign and deliver to Buyer, and Buyer desires to purchase from Seller and the Selling Subsidiaries, the Purchased Assets (as defined herein), and Buyer desires to assume the Assumed Liabilities (as defined herein), as more specifically provided herein; and

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1.                                 Definitions Generally.  Defined terms in this Agreement and in the Exhibits and Schedules to this Agreement, which may be identified by the capitalization of the first letter of each principal word thereof, have the meanings assigned to them in Appendix A to this Agreement.  Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement and the Exhibits and Schedules hereto.

Section 1.2.                                 Interpretation Generally.  Unless the express context otherwise requires:

(a)                                 the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)                                 the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(c)                                  references herein to a specific Article, Section, Appendix, Exhibit or Schedule shall refer, respectively, to Articles, Sections, Appendices, Exhibits or Schedules of this Agreement;

(d)                                 wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(e)                                  references herein to any gender includes each other gender;

(f)                                   the word “or” shall be inclusive and not exclusive (for example, the phrase “A or B” means “A or B or both,” not “either A or B but not both”), unless used in conjunction with “either” or the like; the word “will” shall be construed to have the same meaning as the word “shall”; the phrase “to the extent” shall mean the extent or degree to which a subject or thing extends, and shall not simply be construed to mean the word “if”;

(g)                                  each reference to “days” shall be to calendar days;

(h)                                 each reference to a Law is to it as amended from time to time and, as applicable, is to corresponding provisions of successor Laws;

(i)                                     each reference to any Contract shall be to such Contract as amended, supplemented or otherwise modified from time to time, as applicable;

(j)                                    whenever this Agreement requires Seller to take or refrain from taking any action, such requirement shall be deemed to include an undertaking on the part of Seller to cause each Selling Subsidiary, and its and their respective Affiliates, if applicable to such Selling Subsidiary or its or their respective Affiliates, to take or refrain from taking such action; and

(k)                                 accounting terms which are not otherwise defined in this Agreement, or any Appendix, Exhibit or Schedule hereto, shall have the meanings given to them under GAAP.

ARTICLE II

THE TRANSACTION

Section 2.1.                                 Purchase and Sale of Purchased Assets.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall, and shall cause each Selling Subsidiary to, sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase from Seller and each Selling Subsidiary, all of Seller’s or such Selling Subsidiary’s right, title and interest as of the Closing in and to all of the assets and properties owned by Seller and any Selling Subsidiary that are exclusively related to the Business other than the Excluded Assets (such assets and properties are collectively referred to herein as the “Purchased Assets”), free and clear of any Liens, other than Permitted Liens, including the following:

(a)                                 All finished goods inventory, display pallets, packaging and shippers (the “Inventory”) that are owned by the Seller or any Selling Subsidiary or their respective Affiliates used or held for use exclusively in the operation or conduct of the Business, wherever the same may be located (the “Transferred Inventory”);

(b)                                 All Contracts or other arrangements to which Seller or any Selling Subsidiary is a party and which relate exclusively to the operation or conduct of the Business (the “Transferred Contracts”), including those listed on Schedule 2.1(b), other than Intercompany Contracts, if any;

(c)                                  All Intellectual Property Rights in the items set forth on Schedule 2.1(c), including rights to derivative works thereof (the “Transferred Brand Assets”) and all Copyrights and unregistered Trademarks owned by Seller or any Selling Subsidiary used (or held for use) exclusively in the operation or conduct of the Business; provided, however, that for the avoidance of doubt, where a Trademark or Copyright (for example, an image of the Pirate or Crunchy logomark) is sometimes used on a standalone or exclusive basis in the Business, and sometimes used in combination with other marks of the Seller and the Selling Subsidiaries, then the standalone logomark, and related standalone images, shall be deemed to be “exclusively used” in the Business and the combined image of such logomark with other Seller retained logomarks shall be a combined work not “exclusively used” in the Business;

(d)                                 All Trademarks set forth on Schedule 2.1(d) (the “Additional Transferred Trademarks”);

(e)                                  All Domain Names set forth on Schedule 2.1(e);

(f)                                   All Trade Secrets owned by Seller or any of the Selling Subsidiaries used (or held for use) exclusively in the operation or conduct of the Business (the “Transferred Technology” and the items described in Sections 2.1(c) through (f), collectively, the “Transferred Intellectual Property”);

(g)                                  Except to the extent exclusively relating to an Excluded Asset or an Excluded Liability, all rights, claims, causes of action, lawsuits, judgments and demands of any nature, whether known or unknown, of Seller or any of the Selling Subsidiaries to the extent pertaining exclusively to the Business, any Purchased Asset or Assumed Liability (including any infringement of the Transferred Intellectual Property), along with any and all recoveries by settlement, judgment or otherwise in connection with any such rights, claims, causes of action, lawsuits, judgments and demands;

(h)                                 To the extent transferable under applicable Law, all Books and Records owned by Seller or any of the Selling Subsidiaries, to the extent that such Books and Records are used (or held for use) exclusively in, or to the extent that such Books and Records that arise exclusively out of, the operation or conduct of the Business, except as provided in Schedule 2.1(h), Section 2.2(m) or Section 2.2(p); provided, that, subject to Section 5.4, Seller and the Selling Subsidiaries may retain copies of such Books and Records for internal archival and reference purposes;

(i)                                     Each of the manufacturer codes listed in Schedule 2.1(i) and all UPCs for the Products under such manufacturer codes as set forth in Schedule A1;

(j)                                    To the extent transferable, all Governmental Authorizations and private certifications that a Product is kosher, gluten free or Non-GMO Project Verified exclusively related to the Business and owned by Seller or any of the Selling Subsidiaries as of the Closing Date, including the Governmental Authorizations and private certifications set forth on Schedule 2.1(j) (the “Transferred Authorizations and Certifications”);

(k)                                 All equipment owned by Seller or any Selling Subsidiary or their respective Affiliates used exclusively in the operation or conduct of the Business as of the Closing, including as listed in Schedule 2.1(k); and

(l)                                     All goodwill related to the Transferred Brand Assets and the Additional Transferred Trademarks exclusively related to the Business.

Section 2.2.                                 Excluded Assets.  From and after the Closing, Seller and the Selling Subsidiaries shall retain all of their right, title and interest in and to, and there shall be excluded from the sale, conveyance, assignment or transfer to Buyer hereunder, and the Purchased Assets shall not include, any of the assets and properties of Seller and the Selling Subsidiaries that are not conveyed to Buyer pursuant to Section 2.1 (such excluded assets and properties are collectively referred to herein as the “Excluded Assets”).  Without limiting the foregoing, the Excluded Assets shall include the following assets and properties:

(a)                                 All (i) cash (including outstanding checks) and cash equivalents wherever located, including bank balances and bank accounts, monies in possession of any banks, savings and loans or trust companies and similar cash items on hand and (ii) investment securities and other short-term investments;

(b)                                 All accounts and notes receivable, and similar rights to receive payments (including in respect of trade promotions, consumer promotions, rebates or volume discounts) of Seller or any of the Selling Subsidiaries or their respective Affiliates arising out of the operation or conduct of the Business before the Closing Date;

(c)                                  All rights, title and interest of Seller or any of the Selling Subsidiaries or their respective Affiliates with respect to any real property, whether owned or leased;

(d)                                 All governmental licenses, permits and approvals issued to Seller, any Selling Subsidiary or any of their respective Affiliates;

(e)                                  All employee benefit or welfare plans, including all rights and interests under (including those of sponsor and administrator, as applicable), and all assets of or relating to, any employee benefit or welfare plan maintained by Seller or any Selling Subsidiary or any of their respective Affiliates, including all related insurance policies;

(f)                                   All information technology, including all stored data and all owned or leased computer software and related documentation (including source code and systems documentation), used in the Business;

(g)                                  All refunds or credits, claims for refunds or credits or rights to receive refunds or credits from any Taxing Authority with respect to Pre-Closing Taxes;

(h)                                 All Tax Returns of Seller, the Selling Subsidiaries or any Affiliate of Seller, and all records (including accounting records) related to Taxes paid or payable by Seller, any of the Selling Subsidiaries or any Seller Affiliate of their respective Affiliates and all financial and Tax records relating to the Business that form part of Seller’s, any of the Selling Subsidiaries’ or any of their respective Affiliates’ general ledger;

(i)                                     All tangible personal property and interests therein, including all computer hardware, furniture, fixtures, furnishings, machinery, tooling, molds, vehicles and equipment, owned or leased by Seller or any Selling Subsidiary or any of their respective Affiliates, that is not conveyed by Section 2.1;

(j)                                    The Seller Intellectual Property;

(k)                                 All insurance policies and rights to insurance claims, related refunds and proceeds (subject to Section 5.13);

(l)                                     All rights, claims, causes of action, lawsuits, judgments, and demands of any nature of Seller or any of the Selling Subsidiaries or any of their respective Affiliates to the extent arising out of any Excluded Asset or any Excluded Liability;

(m)                             All Books and Records not pertaining exclusively to the Purchased Assets or Assumed Liabilities (other than as contemplated by Section 2.1(h)), including as provided in Schedule 2.1(h);

(n)                                 All capital stock of Seller or any Selling Subsidiary and all assets, properties and rights used by Seller, any Selling Subsidiary or any of their respective Affiliates in businesses other than the Business; and

(o)                                 All rights which accrue or will accrue to the benefit of Seller or any Selling Subsidiary under this Agreement or any of the Ancillary Agreements or any closing or other document contemplated by this Agreement;

(p)                                 All records and information prepared in connection with the sale of the Business or any portion thereof (provided that Buyer shall have access to such records and information to the extent otherwise expressly provided for pursuant to Buyer’s access and information rights under this Agreement and the Ancillary Agreements), including bids received from third parties and analyses relating to the sale of the Business or any portion thereof; and

(q)                                 All of the assets and properties set forth on Schedule 2.2(q).

Section 2.3.                                 Assumption of Liabilities.  From and after the Closing Date, Buyer shall assume and fully pay, discharge, satisfy and perform when due, the following liabilities or obligations listed in clauses (a) through (g) of this Section 2.3, whether now existing or hereafter arising, primary or secondary, direct or indirect, known or unknown, fixed or contingent, and specifically excluding any Excluded Liabilities; provided, however, that clauses (a)-(e) and (g) of this Section 2.3 shall not include any liabilities or obligations in respect of Taxes, which shall be governed exclusively by clause (f) herein (such assumed debts, obligations, liabilities and commitments are collectively referred to herein as the “Assumed Liabilities”):

(a)                                 All obligations, liabilities and commitments of Seller, the Selling Subsidiaries or any of their respective Affiliates to the extent arising under or relating to the Transferred Contracts or the Transferred Authorizations and Certifications, in each case to the extent relating to the period on and after the Closing Date or arising or incurred on or after the Closing Date, except to the extent any such obligation, liability or commitment constitutes an Excluded Liability pursuant to Section 2.4;

(b)                                 All obligations, liabilities and commitments to the extent accruing, arising out of or relating to the operation or conduct of the Business or the use or ownership of the Purchased Assets, in each case after the Closing Date, including obligations, liabilities and commitments in respect of any and all products sold by the Business on or after the Closing Date (including in respect of product liability claims), except to the extent any such obligation, liability or commitment constitutes an Excluded Liability pursuant to Section 2.4;

(c)                                  All obligations, liabilities and commitments for refunds, adjustments, allowances, repairs, exchanges, returns, spoils, unsaleables, and warranty claims to the extent exclusively attributable to the sale of Products by the Business prior to, on or after the Closing Date in accordance with the ordinary course of business and, if applicable, the terms of the Transferred Contracts, except as otherwise provided in Section 2.4(d)(i) and except for trade promotions, consumer promotions, rebates, volume discounts or coupons, which are the subject of Sections 2.3(d) and (e);

(d)                                 All obligations, liabilities and commitments for trade promotions, consumer promotions, rebates or volume discounts set forth on Schedule 2.3(d) or offered in compliance with Section 5.3(b)(vii) (other than coupons, which are the subject of Section 2.3(e)), exclusively relating to Products to the extent sold by the Business on or after the Closing Date;

(e)                                  All obligations, liabilities or commitments for manufacturer’s coupons relating to Products which coupons are (i) (x) set forth on Schedule 2.3(e) or issued in compliance with Section 5.3(b)(vii),  (y) issued, granted, delivered or otherwise made available before the Closing Date and (z) received by the clearinghouse for reimbursement more than 75 days after the Closing Date, but solely to the extent such Products are sold on or after the Closing Date; or (ii) issued, granted, delivered or otherwise made available by Buyer on or after the Closing Date;

(f)                                   Subject to Section 8.3, all liabilities for Taxes arising as a result of Buyer’s operation of the Business or ownership of the Purchased Assets arising as of the time that is immediately after the Closing and half of any Transfer Taxes in accordance with Section 6.1; and

(g)                                  All obligations, liabilities and commitments from (i) the advertising and media commitments set forth in Schedule 2.3(g) or (ii) advertising or media commitments entered into or assumed by Seller or any of the Selling Subsidiaries on or after the date of this Agreement in accordance with the terms of this Agreement, in each case of clause (i) and (ii), exclusively in respect of the operation of the Business to the extent on or after the Closing Date.

Section 2.4.                                 Excluded Liabilities.  Notwithstanding any other provision of this Agreement, Seller and the Selling Subsidiaries shall remain responsible for and shall retain any and all obligations, liabilities and commitments of Seller or any of the Selling Subsidiaries other than the Assumed Liabilities (such excluded obligations, liabilities and commitments are collectively referred to herein as the “Excluded Liabilities”).  Without limiting the foregoing, the Excluded Liabilities shall include:

(a)                                 Any liability, obligation or commitment of Seller or any Selling Subsidiary relating to or arising out of the Business or any Purchased Asset, whether express or implied, liquidated, absolute, accrued, contingent or otherwise, or known or unknown, except to the extent any such liability, obligation or commitment constitutes an Assumed Liability pursuant to Section 2.3;

(b)                                 Any liability, obligation or commitment accruing, arising out of or relating to the operation or conduct of the Business or the use or ownership of the Purchased Assets, in each case on or prior to the Closing Date, except to the extent any such liability, obligation or commitment constitutes an Assumed Liability pursuant to Section 2.3;

(c)                                  Any liability, obligation or commitment of Seller or any Selling Subsidiary, whether express or implied, liquidated, absolute, accrued, contingent or otherwise, or known or unknown, arising out of the operation or conduct by Seller or any of its Affiliates of any business other than the Business, except to the extent any such liability, obligation or commitment constitutes an Assumed Liability pursuant to Section 2.3;

(d)                                 Any liability, obligation or commitment of Seller or any Selling Subsidiary (i) arising out of any breach by Seller or any Selling Subsidiary of, or nonperformance by Seller or any Selling Subsidiary under, any Contract (including any Transferred Contract prior to the Closing Date), or (ii) accruing under any Transferred Contract with respect to any period prior to the Closing Date, except, in the case of clause (ii), to the extent any such obligation, liability or commitment constitutes an Assumed Liability pursuant to Section 2.3;

(e)                                  Any accounts payable or notes payable of Seller or any of the Selling Subsidiaries or their respective Affiliates, and similar liabilities and obligations to make payments arising out of the operation or conduct of the Business before the Closing Date;

(f)                                   Any liabilities for (i) Taxes of any Seller Party or any Affiliate thereof, (ii) Taxes for any Tax period (or portion thereof) ending prior to or as of the time that is immediately prior to the Closing and (iii) the payment of any amounts of Tax as a result of any Seller Party or any Affiliate thereof being a member of an affiliated, consolidated, combined or unitary group, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of any Seller Party or any Affiliate thereof being liable for another Person’s Taxes as a transferee or successor, by Contract or otherwise, in each case with respect to any Tax period (or portion thereof) ending as of the time that is immediately prior to the Closing or Contracts entered into on or before the Closing Date and (iv) half of any Transfer Taxes in accordance with Section 6.1;

(g)                                  Any liability, obligation or commitment of Seller or any Selling Subsidiary that relates to, or that arises out of, products manufactured, shipped or sold by or on behalf of Seller or any Selling Subsidiary prior to the Closing Date (including claims of negligence, personal injury, product damage, product liability, product warranties, strict liability, product recall or any other claims (including workers’ compensation, employer’s liability or otherwise)), whether such liability, obligation or commitment relates to or arises out of accidents, injuries or losses occurring on or prior to or after the Closing Date, but excluding in all cases, under this

Section 2.4(g), any liabilities, obligations or commitments that are Assumed Liabilities under Section 2.3(c);

(h)                                 Any liability, obligation or commitment of Seller or any Selling Subsidiary that relates to, or that arises out of, the employment or termination of the employment with Seller or any Selling Subsidiary of any employee or former employee of the Business (including as a result of the transactions contemplated by this Agreement);

(i)                                     Any and all obligations, liabilities or commitments (whether or not arising out of the transactions contemplated by this Agreement or any Ancillary Agreement) of Seller, any of the Selling Subsidiaries or any of their ERISA Affiliates (i) under Title IV of ERISA including with respect to any multiemployer plan as defined in Section 3(37) of ERISA, (ii) otherwise relating to any employee benefit or compensation plan, policy, program, agreement or arrangement of any type or (iii) relating to the employment or engagement of any prospective, current or former employees, independent contractors or other workers who provide or have provided services to the Business (as conducted at the relevant time), including pursuant to any third party arrangement;

(j)                                    Any Indebtedness or Seller Expenses;

(k)                                 Any liability, obligation or commitment that relates to, or that arises out of (i) any suit, action or proceeding pending or, to Seller’s Knowledge, threatened as of the Closing Date or (ii) any violation by Seller or any of its Affiliates of any Law or Contract, in each case of clause (i) and (ii), to the extent relating to the period of time prior to the Closing;

(l)                                     Any liability arising from the transactions in Article II of this Agreement under “bulk sales” or “bulk transfer” laws;

(m)                             Any liability, obligation or commitment of Seller or any Selling Subsidiary to any of their respective Affiliates; and

(n)                                 Any liability, obligation or commitment of Seller or any Selling Subsidiary to the extent that it exclusively relates to, or arises out of, any Excluded Asset.

Section 2.5.                                 Purchase Price.

(a)                                 The consideration for Buyer’s purchase of the Purchased Assets (the “Purchase Price”) shall be (i) an amount in cash equal to the sum of $420 million (the “Base Closing Cash Payment”), plus (A) the Estimated Adjustment Surplus Amount, if any, minus (B) the Estimated Adjustment Deficiency Amount, if any (such amount as calculated in this clause is referred to herein as the “Closing Cash Payment”), and (ii) Buyer’s assumption of the Assumed Liabilities.

(b)                                 At Closing, Buyer shall pay the Closing Cash Payment to Seller and/or its designated Affiliates by wire transfer of immediately available funds to an account or accounts designated by Seller in writing.

(c)                                  At the Closing, Buyer shall assume the Assumed Liabilities.

Section 2.6.                                 Purchase Price Adjustment.

(a)                                 Estimated Inventory.

(i)                                     Seller shall, at least three (3) but no more than five (5) Business Days prior to the anticipated Closing Date, cause to be prepared and delivered to Buyer a statement setting forth Seller’s good faith estimate of the Closing Inventory Amount (the “Estimated Closing Inventory Amount”) and the components thereof, prepared in a manner and on a basis consistent with the Accounting Principles.  Prior to delivery of the statement setting forth the Estimated Closing Inventory Amount, Seller shall conduct a physical inventory of the inventory of the Business (and Buyer shall have the right to be present at, and to observe, such physical inventory), and such statement shall be based on such physical inventory.

(ii)                                  To the extent that the Estimated Closing Inventory Amount is greater than the Target, such excess amount shall be the “Estimated Adjustment Surplus Amount.”  If the Estimated Closing Inventory Amount is less than the Target, the difference shall be the “Estimated Adjustment Deficiency Amount.”  For the avoidance of doubt, if the Estimated Closing Inventory Amount is equal to the Target, then each of the Estimated Adjustment Surplus Amount and the Estimated Adjustment Deficiency Amount shall be zero Dollars ($0).

(b)                                 Within sixty (60) days after the Closing Date, Buyer shall cause to be prepared and delivered to Seller a statement (the “Inventory Statement”) setting forth the Closing Inventory Amount and the components thereof.  The Inventory Statement shall be prepared and calculated in good faith, and in the manner and on a basis consistent with the Accounting Principles (if applicable).

(c)                                  After receipt of the Inventory Statement, Seller will have sixty (60) days to review the Inventory Statement.  Unless Seller delivers written notice (which notice shall include the items and amounts in dispute and supporting documentation related thereto) to Buyer setting forth the items disputed by Seller with respect thereto on or prior to the sixtieth (60th) day after Seller’s receipt of the Inventory Statement, Seller will be deemed to have accepted and agreed to the Inventory Statement and such statement (and the calculations contained therein) will be final, binding and conclusive on the parties.  If Seller notifies Buyer of its objections to items contained in the Inventory Statement (or calculations contained therein) within such 60-day period, Seller and Buyer shall, during the sixty (60) days following delivery of such notice by Seller to Buyer (or such longer period as they may mutually agree in writing) (the “Resolution Period”), attempt in good faith to resolve their differences with respect to the disputed items (or calculations) included in such notice (the “Disputed Items”), and all other items (and all calculations relating thereto) will be final, binding and conclusive on the parties, provided that any such discussions shall be protected by Rule 408 of the Federal Rules of Evidence (and state analogs) and shall not be presented to the Neutral Arbitrator.  Any resolution by Seller and Buyer during the Resolution Period as to any Disputed Item shall be set forth in writing and will be final, binding and conclusive on the parties.

(d)                                 If Buyer and Seller do not resolve all Disputed Items by the end of the Resolution Period, then all Disputed Items remaining in dispute will be submitted to the Neutral Arbitrator, and either party may submit such Disputed Items in the first instance.  The Neutral Arbitrator shall act as an arbitrator to determine only those Disputed Items remaining in dispute, consistent with this Section 2.6, and shall request a statement from Buyer and Seller regarding such Disputed Items.  The scope of the disputes to be arbitrated by the Neutral Arbitrator is limited to those items or calculations specifically in dispute between Buyer and Seller; and notwithstanding anything to the contrary herein, the Neutral Arbitrator is not to make any other determination, including not making any determination as to whether any non-disputed portion of the Inventory Statement was prepared in accordance with the Accounting Principles or whether the agreed upon dollar amount of the Target is correct or appropriate.  In resolving each Disputed Item, the Neutral Arbitrator shall be bound by the principles set forth in this Section 2.6 and may not assign a value to any Disputed Item greater than the greatest value for such Disputed Item claimed by any party or less than the lowest value for such Disputed Item claimed by any party.  All fees and expenses relating to the work, if any, to be performed by the Neutral Arbitrator will be allocated between Buyer and Seller in the same proportion that the aggregate amount of the Disputed Items so submitted to the Neutral Arbitrator that is unsuccessfully disputed by each such party (as finally determined by the Neutral Arbitrator) bears to the total amount of such Disputed Items so submitted.  The Neutral Arbitrator will deliver to Buyer and Seller a written determination (such determination to include a work sheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Neutral Arbitrator by Seller and Buyer and this Section 2.6 and the definitions referenced herein) of the Disputed Items submitted to the Neutral Arbitrator within thirty (30) days of receipt of such Disputed Items, which determination will be final, binding and conclusive on the parties.  The final, binding and conclusive Inventory Statement based either upon agreement by the parties, or deemed agreement by Buyer and Seller in accordance with this Section 2.6, or the written determination delivered by the Neutral Arbitrator in accordance with this Section 2.6(d) will be the “Conclusive Inventory Statement.”  If any party fails to submit a statement regarding any Disputed Item submitted to the Neutral Arbitrator within the time determined by the Neutral Arbitrator or otherwise fails to give the Neutral Arbitrator access as reasonably requested, then the Neutral Arbitrator shall render a decision based solely on the evidence timely submitted and the access afforded to the Neutral Arbitrator by the other party.

(e)                                  Subject to Section 2.6(f):

(i)                                     The amount by which the Closing Cash Payment is greater than the Final Payment Amount, if any, shall be paid by Seller to Buyer by wire transfer of immediately available funds; and

(ii)                                  The amount by which the Closing Cash Payment is less than the Final Payment Amount, if any, shall be paid by Buyer to Seller by wire transfer of immediately available funds (the amount, if any, payable to Buyer pursuant to Section 2.6(e)(i) and the amount, if any, payable to Seller pursuant to this clause (ii) are referred to herein as the “Adjustment Amount”).

Any amount payable to any party pursuant to this Section 2.6 shall be treated as an adjustment to the Purchase Price.  For purposes of this Section 2.6:

(A)                               the “Final Payment Amount” shall be an amount in Dollars equal to (i) the Base Closing Cash Payment plus (ii) the Final Adjustment Surplus Amount, if any, or minus (iii) the Final Adjustment Deficiency Amount, if any;

(B)                               the “Final Adjustment Surplus Amount” shall be the amount, if any, by which the Final Inventory Amount is greater than the Target;

(C)                               the “Final Adjustment Deficiency Amount” shall be the amount, if any, by which the Final Inventory Amount is less than the Target;

(D)                               the “Final Inventory Amount “ shall be the Closing Inventory Amount as finally determined pursuant to this Section 2.6.

(f)                                   If, after receipt of the Inventory Statement pursuant to Section 2.6(b):

(i)                                     Seller does not deliver a dispute notice as described in Section 2.6(c) within the 60-day period following Seller’s receipt of the Inventory Statement or if within such period Seller delivers a notice to Buyer stating that Seller does not dispute any item in the Inventory Statement (such notice, a “Non-Dispute Notice”), then on the second Business Day following the earlier of the last day of such 60-day period or the date on which Buyer receives such Non-Dispute Notice, as applicable, Buyer or Seller, as applicable, shall make the payment of the Adjustment Amount as provided in Section 2.6(e); or

(ii)                                  Within two (2) Business Days after resolution or deemed resolution of all Disputed Items in accordance with Section 2.6 (whether by mutual agreement between Buyer and Seller, or by decision of the Neutral Arbitrator), Buyer or Seller, as applicable shall make the payment of the Adjustment Amount as provided in Section 2.6(e).

After the Closing and until the Final Inventory Amount has been determined to be final in accordance with this Section 2.6 between the parties or the determination of the Final Inventory Amount has been submitted to the Neutral Arbitrator pursuant to Section 2.6(c), each of Buyer and Seller shall, and shall cause each of its Affiliates to, assist the other party and its Representatives in (as applicable) the preparation of the Inventory Statement pursuant to Section 2.6(b) and the delivery of Seller’s notice pursuant to Section 2.6(c), and in connection therewith shall provide to such other party and its Representatives reasonable access to the Books and Records and to any other information they reasonably request, including work papers of their respective accountants, and to any employees and premises during regular business hours, and any failure to provide such access within five (5) Business Days of such a request shall result in the applicable time period for delivery by Buyer or Seller, as applicable, to be extended for each additional day required to satisfy such request.

Section 2.7.                                 Closing; Delivery and Payment.

(a)                                 Closing Date.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Dechert LLP, Cira Center, 2929 Arch Street, Philadelphia, PA  19104, commencing at 10:00 a.m. (Philadelphia time), on the second (2nd) Business Day following the date on which all the conditions to Closing in Article VII are satisfied or waived, or on such other date or at such other time as may be mutually agreed upon in writing by Buyer and Seller (the date on which the Closing occurs is hereinafter referred to as the “Closing Date”).  The Closing shall be held by the remote exchange of documents and/or funds unless another method or place is mutually agreed upon in writing by Buyer and Seller.

(b)                                 Delivery by Seller.  At the Closing, Seller shall deliver or cause to be delivered to Buyer the following:

(i)                                     the Ancillary Agreements, duly executed by Seller or its Affiliates, as applicable;

(ii)                                  the certificate required pursuant to Section 7.2(d);

(iii)                               written evidence, reasonably satisfactory in form and substance to Buyer, of the termination of the Contracts, if any, set forth on Schedule 2.7(b)(iii); and

(iv)                              a certificate of non-foreign status with respect to Seller and each Selling Subsidiary that is a “United States person” within the meaning of Section 7701 of the Code and applicable Treasury Regulations, dated as of the Closing Date and in a form reasonably acceptable to Buyer conforming to the requirements of Treasury Regulation Section 1.1445-2(b)(2).

(c)                                  Delivery by Buyer.  At the Closing, Buyer shall deliver or cause to be delivered to Seller the following:

(i)                                     the Closing Cash Payment, in accordance with Section 2.5(b);

(ii)                                  the Ancillary Agreements, duly executed by Buyer or any of its Affiliates, as the case may be; and

(iii)                               the certificate required pursuant to Section 7.3(c).

(d)                                 Risk of Loss Pre-Closing.  The parties acknowledge that prior to the Closing, Buyer does not own the Purchased Assets, and therefore any loss or damage to the Purchased Assets prior to the Closing from fire, casualty or any other similar circumstance or occurrence shall be the sole responsibility of the Seller Parties

(e)                                  Effective Time.  Notwithstanding anything to the contrary in this Agreement, in the case of any of the transactions described in Section 2.1, for accounting purposes the Closing shall be deemed to occur on the Closing Date at 12:01 a.m. (New York time).

Section 2.8.                                 Nonassignability.

(a)                                 Seller shall use its commercially reasonable efforts to secure all consents, approvals and waivers reasonably necessary to transfer to Buyer on the Closing Date each of the Purchased Assets free and clear of any Lien (the “Consents”); provided, however, that neither Seller nor Buyer shall be required to pay any consideration or compromise any rights not otherwise required by this Agreement to be compromised for any such Consent; provided further that certain contracts set forth on Schedule 2.8 shall be addressed as required by Schedule 2.8.  All such Consents shall be in writing in accordance with the underlying Contracts and copies thereof shall be delivered to Buyer promptly after receipt thereof by Seller.  Seller shall not agree to any modification of any Purchased Assets in the course of obtaining any Consent where such modification would affect in a materially negative manner such Purchased Assets or the Business.    To the extent any Consent has not been obtained on or prior to the Closing Date and such Consent is not a subject of a closing condition, the Closing shall proceed (to the extent this Agreement otherwise contemplates that the Closing shall proceed) and Buyer shall pay the full Closing Cash Payment at Closing, but the related Purchased Assets (a “Delayed Asset”) shall not be transferred hereunder to Buyer and any related liability that constitutes an Assumed Liability (a “Delayed Liability”) shall not be assumed hereunder by Buyer (other than to the extent expressly provided in this Section 2.8) unless and until such Consent has been obtained.

(b)                                 In the event that the Closing is consummated and there are any Delayed Assets, the parties shall cooperate to enter into such lawful arrangements reasonably proposed by Buyer to provide Buyer with the benefits intended to be assigned in respect of such Delayed Asset and, to the extent that Buyer is provided with such benefits, Buyer shall assume, pay when due and perform any corresponding Delayed Liabilities as and when obligated.  Seller shall take such action as Buyer may reasonably request so as (i) to provide Buyer with the benefits of each Delayed Asset (including permitting Buyer to take actions, in the name of Seller or the Selling Subsidiaries, required to enforce any rights reasonably necessary for Buyer to receive the full benefits of such Delayed Asset) and (ii) to effect collection of money or other consideration due and payable under the Delayed Asset.  Seller shall promptly pay over to Buyer all money or other consideration received by it in respect of each Delayed Asset.  With respect to each Delayed Asset, as of and from the Closing Date, Seller hereby authorizes Buyer, to the extent permitted by applicable Law and the terms of the Delayed Asset, to perform all the obligations and receive all the benefits of Seller under the Delayed Asset.

(c)                                  In the event that the Closing proceeds and there are any Delayed Assets, then following the Closing, each of Buyer and Seller shall use commercially reasonable efforts to obtain as promptly as reasonably practical such Consents.  At such time and on each occasion after the Closing Date that a Consent is obtained with respect to each Delayed Asset, Seller or the Selling Subsidiary, as the case may be, shall assign, lease, sublease, transfer, convey or deliver such Delayed Asset forthwith to Buyer, and Buyer shall assume the corresponding Delayed Liabilities.  Prior to any such transfer of Delayed Assets, Seller shall use its commercially reasonable efforts to preserve and maintain such Delayed Assets in all material respects pursuant to the terms thereof.

Section 2.9.                                 Withholding.  Buyer will be entitled to deduct and withhold from any amounts payable pursuant to or as contemplated by this Agreement any Taxes required to be deducted and withheld under applicable Law; provided Buyer shall provide notice of its intent to deduct and withhold at least two (2) days prior to the anticipated Closing Date.  To the extent that any such amounts are so deducted or withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.10.                          Retained Technology License.  At the Closing, Seller will execute and deliver a perpetual, irrevocable, worldwide, royalty-free, non-exclusive license agreement (in the form attached hereto as Exhibit D) to Buyer with respect to any Trade Secrets owned or controlled by Seller or any of the Selling Subsidiaries that are actually used in connection with and reasonably necessary for the operation or conduct of the Business on the Closing Date and that are not included in the Transferred Technology (the “Retained Technology License”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to Section 10.8, Seller and each Selling Subsidiary hereby jointly and severally represent and warrant to Buyer as follows:

Section 3.1.                                 Organization and Qualification.  Seller and each Selling Subsidiary is either duly organized or incorporated (as applicable), and is validly existing and in good standing (to the extent such a concept exists under its jurisdiction of organization) under the Laws of its jurisdiction of organization.  Seller and each Selling Subsidiary has all requisite corporate (or similar entity) power and authority to own and operate its properties and assets and to carry on its business, including the Business (as applicable), as currently conducted.  Seller is duly qualified to do business and is in good standing in each jurisdiction where the ownership or operation of its properties and assets or the conduct of its business requires such qualification, except for failures to be so qualified or in good standing that would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Purchased Assets or materially impede Seller’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.  Each Selling Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where the ownership or operation of its properties and assets or the conduct of its business requires such qualification, except for failures to be so qualified or in good standing that would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Purchased Assets or materially impede each Selling Subsidiary’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement to which it is a party, or to timely consummate the transactions contemplated hereby or thereby.  Seller and each Selling Subsidiary has all requisite organizational power and authority to own and operate the Business and to conduct the Business as now conducted.

Section 3.2.                                 Corporate Authorization.  Seller has all requisite corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party, and to perform its obligations hereunder and thereunder.  Each Selling Subsidiary has all requisite corporate (or similar entity) power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which each is a party, and to perform its obligations hereunder and thereunder. The execution, delivery and performance by Seller of this Agreement and each of the Ancillary Agreements to which it is a party has been duly and validly authorized by Seller and no additional corporate authorization or consent by Seller is required in connection therewith.  The execution, delivery and performance by each Selling Subsidiary of this Agreement and each of the Ancillary Agreements to which it is a party has been duly and validly authorized by such Selling Subsidiary and no additional corporate (or similar entity)

authorization or consent by such Selling Subsidiary is required in connection therewith.  The execution, delivery and performance by Seller and each Selling Subsidiary of this Agreement and each of the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, does not require an affirmative vote of the security holders of Seller, any Selling Subsidiary or any of their respective Affiliates, whether under applicable Law (including Delaware Law), stock exchange rules, Contract or otherwise.

Section 3.3.                                 Binding Effect.  This Agreement constitutes a valid and legally binding obligation of Seller and each Selling Subsidiary, enforceable against Seller and each Selling Subsidiary in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

Section 3.4.                                 Regulatory Approvals.  Except as set forth on Schedule 3.4 or as required under the HSR Act (the “Seller Regulatory Approvals”), no Governmental Authorization is required to be obtained by Seller or any Selling Subsidiary from, or to be given by Seller or any Selling Subsidiary to, or made by Seller or any Selling Subsidiary with, any Governmental Entity or securities exchange, in each case in respect of the Business, as a result of the execution, delivery or performance of its obligations under this Agreement or its obligations under the Ancillary Agreements, except for such Governmental Authorization that if failed to be obtained, given or made would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Purchased Assets or materially impede Seller or the Selling Subsidiaries’ ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.

Section 3.5.                                 Non-Contravention.  The execution, delivery and performance by Seller and each Selling Subsidiary of this Agreement and the Ancillary Agreements to which it is (or will be) a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) violate any provision of the Organizational Documents of Seller or any Selling Subsidiary, as applicable, (b) assuming the receipt of all Regulatory Approvals and the consents, approvals, waivers and authorizations set forth on Schedule 3.5 (the “Seller Non-Governmental Consents”), conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of Seller or any Selling Subsidiary under, or result in a loss of any benefit to which Seller or any Selling Subsidiary is entitled under, any Transferred Contract required to be listed in Schedule 3.12 to which Seller or such Selling Subsidiary is a party, or result in the creation of any Lien upon any of the Purchased Assets, in each case in respect of the Business or, (c) assuming the receipt of all Regulatory Approvals, violate or result in a breach of, or constitute a default under, any Law or Governmental Authorization to which Seller or such Selling Subsidiary is subject, in each case in respect of the Business, except, in the case of clause (b) and clause (c) above, for such violations, breaches, defaults or other matters that would not be material to the Business or the Purchased Assets, or materially impede the ability of Seller or each Selling Subsidiary to perform its obligations under this Agreement or under the Ancillary Agreements, or to consummate the transactions contemplated hereby and thereby.

Section 3.6.                                 Assets.

(a)                                 Except as set forth on Schedule 3.6(a), Seller or the applicable Selling Subsidiary has good and valid title to all of the Purchased Assets (other than inventory or other assets sold or otherwise disposed of in the ordinary course of business and not in violation of this Agreement), in each case free and clear of all Liens (other than Permitted Liens).  No other Person has title to the Purchased Assets.

(b)                                 On the Closing Date, the Purchased Assets, together with the services to be provided by Seller to Buyer under the Transition Services Agreement and the license rights under the Retained Technology License, are sufficient to enable Buyer to conduct the Business and manufacture and sell the Products in substantially the same manner in which the Business was conducted and the Products were manufactured and sold by Seller or the applicable Selling Subsidiary prior to the Closing Date.  Except as set forth on Schedule 3.6(b), there are no assets, properties or services owned by Seller, any of the Selling Subsidiaries or any of their respective Affiliates used primarily in the Business other than the Purchased Assets.

(c)                                  Section 3.6(a) does not relate to intellectual property, which is the subject of Section 3.10(b).

Section 3.7.                                 Financial Information.

(a)                                 Schedule 3.7 sets forth (a) the unaudited statements of Product Contribution for the Business for the fiscal year ended December 30, 2017 and the six-month period ended June 30, 2018 (the “Unaudited Statement of Product Contribution”) and (b) the unaudited statements of Inventory of the Business as of December 30, 2017 and June 30, 2018 (the “Unaudited Statement of Inventory” and together with the Unaudited Statement of Product Contribution, the “Financial Information”).  The Financial Information has been derived from Seller’s books and records and was prepared in good faith in accordance with the Accounting Principles, and presents fairly and accurately in all material respects the Inventory of the Business as of the dates presented in the Unaudited Statement of Inventory and the Product Contribution, Net Sales and Gross Profit of the Business for the periods presented in the Unaudited Statement of Product Contribution, in each case subject to the adjustments and assumptions described therein.  “Product Contribution” shall mean gross sales less (i) returns, promotion allowances, slotting, coupons and other discounts and allowances, (ii) costs of goods sold (including transfer costs), (iii) broker commissions and royalty expenses, (iv) marketing and advertising expenses and (v) the costs of full time equivalent marketing and full time equivalent sales personnel.  In calculating Production Contribution, no deduction therefrom has been made for outbound freight costs, warehousing costs or corporate allocations.

(b)                                 Seller and each Selling Subsidiary has no liabilities that will be Assumed Liabilities that are material to the Purchased Assets, taken as a whole, except (i) liabilities set forth on Schedule 3.7(b), (ii) liabilities disclosed, reflected and adequately reserved for in the Financial Information, (iii) liabilities that would not be required under GAAP to be reflected on a balance sheet of the Business or any Seller Party, (iv) liabilities arising in the ordinary course of business under the Transferred Contracts, (v) the Excluded Liabilities and (vi) liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent Unaudited Statement of Inventory included in the Financial Information.

Section 3.8.                                 Litigation and Claims.  Except as set forth on Schedule 3.8, there are no (and since January 1, 2015, there have not been any) civil, criminal or administrative actions, suits, charges, claims, audits, investigations, hearings or proceedings filed by or before any Governmental Entity (“Litigations” or “Litigation”), including any Litigations or Litigation related to product labeling or claims, pending or, to Seller’s Knowledge, threatened against the Business or the Purchased Assets, other than Litigations where the amount in controversy is not reasonably expected to exceed $75,000.  Except as set forth on Schedule 3.8, there are no (and since January 1, 2015, there have not been any) material unsatisfied judgments or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a court, an administrative agency, including the FDA and FTC, or by an arbitrator) against the Business or the Purchased Assets.

Section 3.9.                                 Compliance with Law.

(a)                                 Except as set forth on Schedule 3.9(a), the Business is (and since January 1, 2015 has been) conducted in compliance with applicable Law in all material respects. Seller has not received any written or, to Seller’s Knowledge, oral notice within the past three (3) years regarding any actual or alleged violation of applicable Law that would result in any material liabilities, including any investigatory, remedial or corrective obligations, arising under applicable Law with respect to the Business.  The Business is (and since January 1, 2015 has been) in compliance with all Anticorruption Laws.  Seller has heretofore made available to Buyer complete and correct copies of all written notices received by Seller or any Selling Subsidiary with respect of the Business alleging or investigating any material violation under any applicable Law, including FTC investigations or enforcement actions and FDA warning letters, that Seller or any Selling Subsidiary, as applicable, have received since January 1, 2015.  To Seller’s Knowledge, no co-packer or manufacturer of the Business has, since January 1, 2015, violated applicable Law in any material respect with respect to the Business.

(b)                                 Except as set forth on Schedule 3.9(b):

(i)                                     Since January 1, 2015, the Business has been conducted in compliance in all material respects with all applicable Regulatory Laws.  Each product manufactured, processed, packaged, stored, advertised, labeled, distributed or sold by or on behalf of the Business is being manufactured, processed, packaged, stored, advertised, labeled, distributed and sold in compliance in all material respects with all applicable Regulatory Laws.

(ii)                                  Since January 1, 2015, Seller or any Selling Subsidiary, and to Seller’s Knowledge, any supplier, manufacturer, co-packer, or distributor of Seller or any Selling Subsidiary, have not with respect to the Business (A) received any FDA Form-483, or other Governmental Entity notice containing any adverse finding, or any warning letter, untitled letter, notice of violation, notice of FDA Action for import detention or refusal, or any other correspondence from the FDA, FTC, or other Governmental Entity alleging or asserting noncompliance with any applicable Regulatory Laws or Governmental Authorization; or (B) been subject to investigation, inquiry, penalty, fine, sanction, or request for corrective or remedial action from the FDA, FTC, or other Governmental Entity.

(iii)                               Since January 1, 2015, no Products prepared, manufactured, processed, packaged, stored, labeled, distributed, advertised or sold by, or to Seller’s Knowledge, on behalf of the Business, have been seized, withdrawn, recalled, detained, enjoined against, or subject to a suspension of manufacturing or sale, and, to Seller’s Knowledge, there are no facts or circumstances reasonably likely to cause (A) the seizure, withdrawal, recall, detention, field notification, field correction, safety alert, or suspension of manufacturing, marketing, or sale of or relating to any such Product; or (B) a material change in the labeling related to any such Product other than labeling changes required by Law that generally affect participants in the food industry.

(iv)                              With respect to the Business, neither Seller nor any Selling Subsidiary, and, to Seller’s Knowledge, none of their officers, employees, or agents have ever been, debarred by the FDA under the 21 U.S.C. §335a(b), or any other Governmental Entity under equivalent Law or by their professional regulatory body, or engaged in any conduct that would reasonably be expected to result in such debarment.

(v)                                 To Seller’s Knowledge, Seller and the Selling Subsidiaries have not, solely with respect to the Business, treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any Person to, any substance, including any hazardous substance, or owned or operated any property or facility with respect to the Business (and no such property or facility is contaminated by any substance) in violation in any material respects of Environmental and Safety Requirements.

Section 3.10.                          Intellectual Property.

(a)                                 Schedule 3.10(a) contains a complete and correct list of all (i) Transferred Brand Assets, (ii) Additional Transferred Trademarks, (iii) Domain Names and (iv) Copyrights, that comprise the Transferred Intellectual Property as of the date hereof and, for those items that are registered or pending registration as of the date hereof, Schedule 3.10(a) also indicates as to each item as applicable: (A) the jurisdictions in which the item is issued or registered or in which any application for issuance or registration has been filed, (B) the respective issuance, registration, or application number of the item and (C) the dates of application, issuance or registration of the item.  As of the date hereof, the registrations and recordations of Transferred Intellectual Property identified in Schedule 3.10(a) are held and/or recorded in the name of Seller or the applicable Selling Subsidiary and (other than the Additional Transferred Trademarks) are in full force and not subject to any pending cancellation, interference, reissue or reexamination proceeding.

(b)                                 Except as set forth on Schedule 3.10(b), Seller or a Selling Subsidiary, as applicable, owns the sole and exclusive right, title and interest to the Transferred Intellectual Property (other than the Additional Transferred Trademarks), free and clear of all Liens (other than Permitted Liens).

(c)                                  Except as set forth on Schedule 3.10(c), none of Seller or the Selling Subsidiaries has received any written communication since January 1, 2015 alleging that Seller or any Selling Subsidiary has infringed on or misappropriated the Intellectual Property Rights of any Person by

the operation of the Business as currently conducted.  To Seller’s Knowledge, the operation of the Business as currently conducted does not infringe or misappropriate any Intellectual Property Right owned by any Person in any material respect.  Except as set forth on Schedule 3.10(c), to Seller’s Knowledge, as of the date hereof, no Person is infringing upon or misappropriating any of the material Transferred Intellectual Property, except for any infringement or misappropriation that would not, individually or in the aggregate, reasonably be expected to materially impact the Business.  Except as set forth on Schedule 3.10(c), since January 1, 2015, none of Seller or any Selling Subsidiaries has sent any notice to or asserted or threatened in writing any action or claim against any Person involving or relating to any material Transferred Intellectual Property, other than any such actions, claims or matters that have been resolved.  Seller and the Selling Subsidiaries take commercially reasonably steps to enforce its rights in the registered Transferred Brand Assets from infringement or misappropriation by any Person that would reasonably be expected to materially impact the Business.

(d)                                 Neither Seller nor any of the Selling Subsidiaries owns or controls any Patents, that are used in the conduct of the Business as of the date of this Agreement.

(e)                                  To Seller’s Knowledge, the Transferred Intellectual Property, together with the Intellectual Property Rights licensed or otherwise made available to Buyer pursuant to the Transferred Contracts, the Retained Technology License or the Ancillary Agreements, is all of the Intellectual Property Rights that are owned by or licensed to Seller and the Selling Subsidiaries that are necessary to manufacture, process, package, store, advertise, label, distribute, market and promote the Products as of the Closing Date.

(f)                                   To Sellers’ Knowledge, other than de minimis instances which are not material, Seller and the Selling Subsidiaries have not engaged in unfair competition or trade practices or any false, deceptive, unfair, or misleading advertising or promotional practices in the operation of the Business under the Laws of any jurisdiction in which Seller and the Selling Subsidiaries operate the Business, including all Laws directed at marketing to children. To Sellers’ Knowledge, Seller and the Selling Subsidiaries are in compliance with all social media rules and regulations established by the FTC.  Since January 1, 2015, none of Seller or any Selling Subsidiaries have received any notifications or been subject to any investigations from the Food and Drug Administration, FTC, or other governmental entities in connection with the Business.

Section 3.11.                          Data Privacy Confidentiality of Trade Secrets.

(a)                                 The Handling of any Personal Information by Seller and the Selling Subsidiaries in connection with the Business is in compliance with Laws of any jurisdiction in which the Seller and the Selling Subsidiaries operate or market any of their Products and Contracts (including privacy policies and terms of use) applicable to the Business or to which Seller or any Selling Subsidiary is bound, including but not limited to all Laws directed at marketing to children, such as the Children’s Online Privacy Protection Rule.  Seller and the Selling Subsidiaries maintain and comply with written policies and procedures regarding data security and privacy and maintain administrative, technical and physical safeguards that are reasonable in the operation or conduct of the Business.  Seller and the Selling Subsidiaries are in compliance with all Laws and Contracts relating to privacy, data protection and personally identifiable information in the operation or conduct of the Business, that are applicable to the Business or to which Seller or any Selling Subsidiary is bound, including for all sites associated with the domain names included in Transferred Intellectual Property.  To Seller’s Knowledge, there has been no (i) unauthorized acquisition of, access to, loss of, misuse (by any means) of any Personal Information, confidential information or trade secret, or (ii) unauthorized or unlawful Handling of any Personal Information, confidential information or trade secret, in each case ((i) and (ii)), used (or held for use) in the operation or conduct of the Business.

(b)                                 Seller and the Selling Subsidiaries have maintained commercially reasonable practices to protect the confidentiality of the Trade Secrets included within the Transferred Technology and have required all employees of Seller or any Selling Subsidiary and other Persons with access to material Trade Secrets within the Transferred Technology to execute enforceable Contracts requiring such Persons to maintain the confidentiality of such material Trade Secrets and use such material Trade Secrets only for the benefit of the Business.  All current and former employees and contractors of Seller or any Selling Subsidiary who contributed to any material item of Transferred Intellectual Property have executed enforceable Contracts that assign to Seller or a Selling Subsidiary all of such Person’s respective rights, including Intellectual Property Rights, relating to such item of Transferred Intellectual Property.

Section 3.12.                          Contracts.

(a)                                 Schedule 3.12 sets forth a list, as of the date hereof, of the following Contracts, to the extent related to the Business and included in the Purchased Assets or Assumed Liabilities, to which Seller or any Selling Subsidiary is a party as of the date hereof (other than Contracts relating to the Excluded Assets or Excluded Liabilities):

(i)                                     continuing agreements for the future purchase of materials, supplies, equipment, raw materials, packaging or commodities (other than (x) purchase orders for Inventory in the ordinary course of business and (y) purchase orders for the co-packing or co-manufacturing of Products of the Business in the ordinary course of business);

(ii)                                  agreements which restrict or limit in any material respect the ability of the Business (i) to compete in any line of business, (ii) to sell any Product or provide any service (including in connection with any exclusivity or territorial restrictions), (iii) to compete with any Person in any geographic area or (iv) to hire, solicit or retain any Person;

(iii)                               leases with any Person (other than Seller or one of the Selling Subsidiaries) under which Seller or one of the Selling Subsidiaries is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person which lease or similar Contract has an aggregate future obligation in excess of $100,000 and is not terminable by Seller or one of the Selling Subsidiaries by notice of not more than 30 days for a cost of less than $75,000;

(iv)                              agreements for capital expenditures in excess of $250,000 individually or in the aggregate;

(v)                                 management, service, consulting or other similar agreements (other than any such Contracts entered into in the ordinary course of business, including transportation and warehousing Contracts), in any such case which has an aggregate future obligation to any Person (other than Seller or one of the Selling Subsidiaries) in excess of $100,000 and is not terminable by Seller or one of the Selling Subsidiaries by notice of not more than 30 days for a cost of less than $75,000;

(vi)                              sales promotion, market research, endorsement, brand ambassador, marketing or advertising agreements (in each case which has an aggregate future obligation to any Person (other than Seller or one of the Selling Subsidiaries) in excess of $100,000 and is not terminable by Seller or one of the Selling Subsidiaries by notice of not more than 30 days for a cost of less than $75,000;

(vii)                           co-manufacturing or co-packing agreements;

(viii)                        broker, distributor, dealer, manufacturer’s representative, franchise, or agency agreements involving payments in excess of $100,000;

(ix)                              partnership agreements, joint venture, strategic alliance, funding or similar Contracts;

(x)                                 Contracts that relate to any prior (since January 1, 2015) or future disposition or acquisition of an amount of Purchased Assets in excess of $75,000 in respect of the Business, other than dispositions or acquisitions of inventory in the ordinary course of business;

(xi)                              agreements or indentures relating to mortgaging, pledging or otherwise placing a Lien other than a Permitted Lien on any of the Purchased Assets;

(xii)                           any Contract relating to Indebtedness (other than the Seller Credit Agreement) in excess of $75,000;

(xiii)                        Contracts requiring the Business to purchase all of its requirements for a product or service from any Person or setting a specified volume commitment for a product or service, in any such case which has an aggregate future obligation to any Person (other than Seller or one of the Selling Subsidiaries) in excess of $100,000 and is not terminable by Seller or one of the Selling Subsidiaries by notice of not more than 30 days for a cost of less than $75,000;

(xiv)                       Contracts granting to any Person a right of first refusal, first offer, right of first negotiation, “first look” or similar preferential right to purchase or acquire any asset of the Business with value in excess of $75,000;

(xv)                          Contracts of the Business with any Governmental Entity;

(xvi)                       Contracts between any Seller Party, on the one hand, and any Seller Party or any of their respective Affiliates, on the other hand, pertaining to the Business or Purchased Assets (an “Intercompany Contract”);

(xvii)                    agreements under which Seller or any Selling Subsidiary has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person, with respect to the Business;

(xviii)                 powers of attorney executed outside of the ordinary course of business by or on behalf of Seller or any Selling Subsidiary;

(xix)                       agreements requiring Seller or any Selling Subsidiary, with respect to the Business, to sell Products or services to any third party on the same or substantially similar terms as Seller or such Selling Subsidiary sells to any other party, or providing for Seller or any Selling Subsidiary to receive terms as least as favorable as a third party, or other Contract that is on a “most favored nations” basis, in any such case which has an aggregate future obligation to any Person (other than Seller or one of the Selling Subsidiaries) in excess of $100,000 and is not terminable by Seller or one of the Selling Subsidiaries by notice of not more than 30 days for a cost of less than $75,000;

(xx)                          agreements under which Seller or a Selling Subsidiary grants to any Person, or is granted by any Person, a license or other rights to development of any Intellectual Property Rights of the Business, other than (i) incidental, nonexclusive licenses to or from third parties in the ordinary course of business (including to co-packers, manufacturers, customers, retailers, merchandisers and distributors) and (ii) licenses to commercially available off-the-shelf software with aggregate payment obligations of less than $100,000;

(xxi)                       agreements relating to Personal Information of the Business or the Handling thereof;

(xxii)                    agreements of the Business (other than purchase orders for Inventory in the ordinary course of business or sales orders for Products in the ordinary course of business) which provide for the sale of goods or services in excess of $100,000 in any consecutive twelve (12) month period after the date hereof;

(xxiii)                 settlements pursuant to which a Seller Party is obligated to pay consideration in excess of $75,000 after the date hereof relating to the Business;

(xxiv)                Shared Contracts; and

(xxv)                   any other Contract of the Business that has an aggregate future obligation to any person (other than Seller or one of the Selling Subsidiaries) in excess of $150,000 and is not terminable by Seller or one of the Selling Subsidiaries by notice of not more than 30 days for a cost of less than $100,000 (other than purchase orders for Inventory in the ordinary course of business, sales orders for Products in the ordinary course of business and Contracts with brokers).

(b)                                 All Transferred Contracts required to be listed in Schedule 3.12, are in full force and effect  against Seller or the applicable Selling Subsidiary party thereto and, to Seller’s Knowledge, each other party thereto, in each case in accordance with the express terms thereof, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies; provided that, to Seller’s Knowledge, no such limitations are applicable as of the date hereof.  Except as set forth on Schedule 3.12, there does not exist under any Transferred Contract required to be listed in Schedule 3.12, any material violation, breach or event of default, or alleged material violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a material violation, breach or event of default thereunder on the part of Seller or the applicable Selling Subsidiary, other than any violation, breach or event of default which, but for Section 2.8, may arise under any Transferred Contract required to be listed in Schedule 3.12 in relation to the execution of this Agreement or any of the Ancillary Agreements or the consummation of any transaction contemplated thereby.

Section 3.13.                          Taxes.  Except as set forth on Schedule 3.13:

(a)                                 All income and other material Tax Returns of Seller and the Selling Subsidiaries that are required to be filed in respect of the Business (taking into account any available extensions) have been duly and timely filed and all such Tax Returns are true, complete and accurate in all material respects.  All material amounts of Taxes in respect of the Business (whether or not shown as due on any Tax Return) have been duly and timely paid in full, except as such amounts are being contested, and Seller and the Selling Subsidiaries have duly and timely deducted, withheld and collected all material Tax amounts required to be deducted, withheld or collected in respect of the Business and have paid to the appropriate Taxing Authorities all such deducted, withheld or collected amounts, and have materially complied with associated reporting, recordkeeping and appropriate exemption requirements.

(b)                                 No Tax Returns of Seller, the Selling Subsidiaries or any Affiliate of Seller are related exclusively to the Purchased Assets.

(c)                                  There is no Lien for Taxes upon any of the Purchased Assets other than Liens for Taxes that are not yet due and payable, or for Taxes the validity or amount of which is being contested by Seller or Selling Subsidiary in good faith by appropriate proceedings and which are set forth on Schedule 3.13.

(d)                                 There are no actual or proposed Tax deficiencies, assessments or adjustments with respect to the Business or the Purchased Assets; and there are no pending, or to Seller’s Knowledge, threatened Actions concerning any Tax liabilities or Tax Returns with respect to the Business or the Purchased Assets.

(e)                                  Since January 1, 2015, no written claim has been made by any Taxing Authority in any jurisdiction where Taxes are not paid or Tax Returns are not filed with respect to the Business or the Purchased Assets that material Taxes should be paid or material Tax Returns should be filed in that jurisdiction with respect to the Business or the Purchased Assets in each case because of an issue substantially related to the Business or the Purchased Assets.

(f)                                   Neither Seller nor any Selling Subsidiary has any liability for the payment of any material amounts of Tax as a result of being a member of an affiliated, consolidated, combined or unitary group (other than Taxes of the affiliated, consolidated, combined or unitary group the common parent of which is the Seller), as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person’s Taxes as a transferee or successor, by Contract or otherwise, in each case with respect to any Tax period (or portion thereof) ending as of the time that is immediately prior to the Closing or Contracts entered into on or before the Closing Date (other than routine commercial Contracts the primary purpose of which does not relate to Taxes).

(g)                                  Neither Seller nor any Selling Subsidiary is a party to, bound by, or in negotiations regarding any closing agreement within the meaning of Section 7121 of the Code or offer in compromise relating to Taxes with any Taxing Authority exclusively with respect to the Business or the Purchased Assets that would be binding upon Buyer after the Closing.  No private letter rulings, technical advice memoranda or similar agreement or rulings relating to Taxes have been requested, entered into or issued by any Taxing Authority exclusively with respect to the Business or the Purchased Assets.

Section 3.14.                          Permits and Licenses.  Schedule 3.14 lists all material Governmental Authorizations and private food claim certifications (including that a Product is kosher, gluten free or Non-GMO Project Verified) exclusively related to the Business, owned by Seller and the Selling Subsidiaries as of the date hereof.  Since January 1, 2015, none of Seller or any Selling Subsidiary has received written notice from any Governmental Entity or private food claim accreditation organization, as applicable, alleging any material violation of, investigating any material violation of, revoking or threatening to revoke any such material Governmental Authorization or private food claim certification, as applicable, or alleging that the Business is in material violation of any such material Governmental Authorization or private food claim certifications, as applicable.  Except as set forth on Schedule 3.14, all such material Governmental Authorizations or private certifications, as applicable, are validly held by Seller or any Selling Subsidiary. Seller or any Selling Subsidiary holds all Governmental Authorizations or private food claim certifications, as applicable, required for the conduct of the Business.

Section 3.15.                          Suppliers and Customers.

(a)                                 Schedule 3.15(a) sets forth a list of the ten (10) largest customers of the Business on a consolidated basis as measured by the aggregate amount of revenue received by the Business on a consolidated basis from such customers for the fiscal year ended December 30, 2017 and the six-month period ended June 30, 2018.  Except as described on Schedule 3.15(a), to Seller’s Knowledge, none of the customers of the Business set forth on Schedule 3.15(a) plan to stop or materially decrease the amount of business done with Seller or any Selling Subsidiary with respect to the Business or adversely affect in any material respect the terms of such business.  In addition, except as described on Schedule 3.15(a), Seller or any Selling Subsidiary is not involved in any material claim or dispute with any customer of the Business listed on Schedule 3.15(a).

(b)                                 Schedule 3.15(b) sets forth a list of the three (3) largest suppliers of the Business on a consolidated basis as measured by the aggregate amount of expenses accrued by the Business on a consolidated basis with respect to payments to such suppliers for the fiscal year ended December 30, 2017, and the six-month period ended June 30, 2018.  Except as described on Schedule 3.15(b), Seller or any Selling Subsidiary has not received any written notice that any of the three (3) largest suppliers of the Business set forth on Schedule 3.15(b) plans to stop or materially decrease the amount of business done with Seller or any Selling Subsidiary with respect to the Business.  In addition, except as described on Schedule 3.15(b), Seller or any Selling Subsidiary is not involved in any material claim or dispute with any supplier of the Business listed on Schedule 3.15(b).

Section 3.16.                          Finders’ Fees.  There is no fee or commission payable by Seller or any Selling Subsidiary or any of their respective Affiliates to any investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller or any Selling Subsidiary or any of their respective Affiliates in connection with the transactions contemplated hereby.

Section 3.17.                          No Material Adverse Effect; Absence of Changes.

(a)                                 Since December 31, 2017 through the date of this Agreement, there has not been any change, effect, event, occurrence, state of facts or development that has had, or would reasonably be expected to have, a Material Adverse Effect.

(b)                                 Except as set forth on Schedule 3.17, since December 31, 2017 through the date of this Agreement, the Business has been conducted in the ordinary course and in substantially the same manner as previously conducted in all material respects.  Except as set forth on Schedule 3.17, since December 31, 2017, neither Seller nor any Selling Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of Section 5.3(b).

Section 3.18.                          Related Party Services and Transactions.  Except as set forth in Schedule 3.18, none of Seller or the Selling Subsidiaries or their respective Affiliates, directors or officers (each, a “Related Party”) is, and, since January 1, 2015, no such Person has been, a party to any Contract with any other Related Party, which in each case would continue with the Business in accordance with its terms or is expected to continue with the Business after the Closing (other than to the extent necessary for Seller or the Selling Subsidiaries to perform their respective obligations under the Transition Services Agreement).

Section 3.19.                          Product Warranties; Product Liability.  Except as set forth on Schedule 3.19, neither Seller nor any Selling Subsidiary has made any express warranties or guarantees with respect to the Products marketed and/or sold by the Business.  Each product sold or delivered by Seller or any Selling Subsidiary in respect of the Business has been in conformity in all material respects with all applicable contractual commitments, all applicable Laws and all express warranties, and Seller and the Selling Subsidiaries have no material liability (including under a product liability claim or basis) for replacement or repair thereof or other damages in connection therewith (including any liability arising out of injury to individuals or property).

Section 3.20.                          Co-Packing and Other Manufacturing/Distribution Arrangements.  None of Seller, the Selling Subsidiaries or any of their respective Affiliates have any liability (contingent or otherwise) related to the employment, engagement, compensation or benefits of any Person (a) who is or was employed or engaged by any counterparty to a Co-Packing Agreement (or any prior agreement that would be a Co-Packing Agreement if in effect on the date hereof) or any Affiliate of such counterparty or (b) who is not employed by Seller or any

Selling Subsidiary or their respective Affiliates and otherwise provides or has provided services to the Business (as being conducted at the relative time) through a third party (collectively, the Persons described in clauses (a) and (b), “Service Providers”).  No Service Provider and no Governmental Entity has ever instituted any Litigation or, to Seller’s Knowledge, threatened any Litigation claiming that such a Person is an employee or otherwise has a direct service relationship with Seller, any Seller Party or any of their respective Affiliates, or that Seller, any Seller Party or any of their respective Affiliates has or could have any liability with respect to compensation, benefits, employment practices or otherwise (including as a joint or co-employer) with respect to such a Person.

Section 3.21.                          Inventory.  The Transferred Inventory was acquired or manufactured in the ordinary course of business consistent with past practice and in accordance with applicable Law.  The Transferred Inventory consists of goods of a quality usable and saleable in the ordinary course of business and is not obsolete, expired, defective or damaged, and is fit for its intended use.

Section 3.22.                          No Implied Representations and Warranties.  The representations and warranties of Seller and the Selling Subsidiaries contained in this Agreement, the Ancillary Agreements and any certificates or documents delivered pursuant hereto or thereto (collectively, the “Seller Representations”) constitute the sole and exclusive representations and warranties of Seller and the Selling Subsidiaries to Buyer in connection with the transactions contemplated hereby, and all other representations and warranties of any kind or nature expressed or implied (including any relating to the future or historical financial condition, results of operations, prospects, assets or liabilities of the Business), whether made by Seller or the Selling Subsidiaries, any of their respective Affiliates or any of their respective Representatives, are specifically disclaimed by Seller and the Selling Subsidiaries; provided that the foregoing shall not limit Buyer’s rights to pursue claims for fraud.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Subject to Section 10.8, Buyer hereby represents and warrants to Seller as follows:

Section 4.1.                                 Organization and Qualification.  Buyer is duly incorporated and is validly existing and in good standing under the Laws of its jurisdiction of organization.  Buyer has all requisite corporate power and authority to own and operate its properties and assets and to carry on its business as currently conducted.  Buyer is duly qualified to do business and is in good standing in each jurisdiction where the ownership or operation of its properties and assets or the conduct of its business requires such qualification, except for failures to be so qualified or in good standing that would not, individually or in the aggregate, reasonably be expected to materially impede Buyer’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.

Section 4.2.                                 Corporate Authorization.  Buyer has sufficient corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party, and to perform its obligations hereunder and thereunder.  The execution, delivery and performance by Buyer of this Agreement and each of the Ancillary Agreements to which it is a party has been duly and validly authorized by Buyer and no additional corporate (or similar entity) authorization or consent by Buyer is required in connection therewith.

Section 4.3.                                 Binding Effect.  This Agreement constitutes a valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

Section 4.4.                                 Regulatory Approvals.  Except as set forth on Schedule 4.4 or as required under the HSR Act (the “Buyer Regulatory Approvals” and, together with the Seller Regulatory Approvals, the “Regulatory Approvals”), no Governmental Authorization is required to be obtained by Buyer from, or to be given by Buyer to, or made by Buyer with, any Governmental Entity or securities exchange, as a result of the execution, delivery or performance by Buyer of its obligations under this Agreement or its material obligations under the Ancillary Agreements, except for such Governmental Authorization that if failed to be obtained, given or made would not, individually or in the aggregate, reasonably be expected to materially impede Buyer’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.

Section 4.5.                                 Non-Contravention.  The execution, delivery and performance by Buyer of this Agreement and each of the Ancillary Agreements to which it is (or will be) a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) violate any provision of the Organizational Documents of Buyer, (b) assuming the receipt of all Regulatory Approvals and the consents, approvals, waivers and authorizations set forth on Schedule 4.5 (the “Buyer Non-Governmental Consents” and, together with the Seller Non-Governmental Consents, the “Non-Governmental Consents”), conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of Buyer under, or result in a loss of any benefit to which Buyer is entitled under, any material Contract to which Buyer is a party or result in the creation of any Lien upon any of its assets or (c) assuming the receipt of all Regulatory Approvals, violate or result in a breach of, or constitute a default under, any Law or Governmental Authorization to which Buyer is subject, except, in each case of clauses (b) and (c) above, for such violations, breaches, defaults or other matters that would not materially impede Buyer’s ability to perform its obligations under this Agreement or any Ancillary Agreement.

Section 4.6.                                 Finders’ Fees.  Except for fees in an amount equal to the amount set forth in Schedule 4.6 payable to the Person set forth in Schedule 4.6, which fees will be paid or caused to be paid by Buyer at or promptly following the Closing, there is no fee or commission payable by Buyer or any of its Affiliates to any investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer or any of its Affiliates in connection with the transactions contemplated hereby.

Section 4.7.                                 Financial Capability.  Buyer has, and will have at Closing, sufficient funds to satisfy its monetary and other obligations under this Agreement.  Buyer acknowledges that the obligations of Buyer under this Agreement are not contingent upon or subject to any conditions regarding Buyer’s, its Affiliates’ or any other Person’s ability to obtain financing for the consummation of the transactions contemplated hereby.  Buyer understands that its obligation to effect the transactions contemplated by this Agreement are not subject to the availability to Buyer of financing and agrees that obtaining financing is not a condition to Closing under this Agreement.

Section 4.8.                                 No Implied Representations and Warranties.  The representations and warranties of Buyer contained in this Agreement, the Ancillary Agreements and any certificates or other documents delivered pursuant hereto or thereto constitute the sole and exclusive representations and warranties of Buyer to the Seller Parties in connection with the transactions contemplated hereby, and all other representations and warranties of any kind or nature expressed or implied (including any relating to the future or historical financial condition, results of operations, prospects, assets or liabilities of the Business), whether made by Buyer, any of its Affiliates or any of its Representatives, are specifically disclaimed by Buyer; provided that the foregoing shall not limit any Seller Party’s rights to pursue claims for fraud.

ARTICLE V

COVENANTS

Section 5.1.                                 Access and Reports.  Subject to applicable Law, including Competition Law, upon reasonable notice from Buyer to Seller, Seller shall, and shall cause the Selling Subsidiaries to, afford Buyer’s officers and other authorized representatives reasonable access to the properties, Books and Records and Contracts of the Business during normal business hours (to the extent not causing material disruption to the Business, or the business of Seller, the Selling Subsidiaries or their respective Affiliates) throughout the period prior to the Closing Date and, during such period, Seller shall, and shall cause the Selling Subsidiaries to, make available promptly to Buyer all information to the extent attributable to the operations, properties and personnel of the Business as Buyer may reasonably request; provided that the foregoing shall not require Seller, any Selling Subsidiary or any of their respective Affiliates (i) to disclose information that would breach Contract obligations or (ii) to waive privileged communications, but in each case, Seller, Selling Subsidiaries and their respective Affiliates shall provide such information to the extent reasonably practicable, including  pursuant to a common interest agreement.  Prior to the Closing, Buyer and its Representatives shall not contact or communicate with the creditors, customers, regulators, insurers, suppliers or vendors of the Business in connection with the transactions contemplated by this Agreement, except with the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed).  All requests for information made pursuant to this Section shall be directed to the Person designated by Seller in a written notice given to Buyer, and all such information shall be governed by the terms of Section 5.4 and the Confidentiality Agreement.

Section 5.2.                                 Efforts to Consummate; Certain Governmental Matters.

(a)                                 Seller, on the one hand, and Buyer, on the other hand, shall, and shall cause their respective Subsidiaries to, use their respective Reasonable Best Efforts to obtain and to cooperate in obtaining any Governmental Authorizations, Regulatory Approvals and Non-Governmental

Consents required in connection with the execution, delivery or performance of this Agreement or any Ancillary Agreement.  Notwithstanding the foregoing, each of Buyer and Seller shall make the filings required of it or any of its Affiliates under the HSR Act in connection with this Agreement and the transactions contemplated hereby as soon as practicable, but in any event no later than seven (7) Business Days after the date hereof and request early termination of the waiting period, and shall make the filings required of it or any of its Affiliates under any other Competition Law as promptly as reasonably practicable.  All filing fees payable to any Governmental Entity in connection with such filings and notifications shall be paid by Buyer.  The parties hereby agree to diligently pursue termination of the waiting periods under the HSR Act or any other Competition Law (including promptly responding to any requests for additional information).  Each party shall use its Reasonable Best Efforts to cooperate with the other party in such other party’s efforts to obtain any Non-Governmental Consents as are required in connection with the consummation of the transactions contemplated hereby.  Notwithstanding anything to the contrary herein, neither Buyer nor Seller nor any of their respective Affiliates shall have any obligation to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses (or otherwise take or commit to take any action that limits the freedom of action with respect to, or its ability to retain, any businesses, product lines, or assets) in order to obtain any clearance under the HSR Act or any other Competition Law or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any Litigation (or threatened to be instituted), and neither Buyer nor Seller nor any of their respective Affiliates shall be obligated to litigate any of the foregoing matters.

(b)                                 Subject to the terms and conditions set forth in this Agreement, Buyer and Seller shall use, and shall cause their respective Subsidiaries to use, their respective Reasonable Best Efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, or reasonably advisable on its part under this Agreement and the Ancillary Agreements and applicable Law to satisfy the conditions to Closing, and to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements as soon as practicable.

(c)                                  Buyer and Seller each shall, upon request by the other and subject to applicable Law and appropriate confidentiality restrictions, furnish the other with all material documentation concerning the Business on the one hand, or Buyer, on the other hand, and such other matters as may be necessary or reasonably advisable in connection with any notices, reports, statements, applications or other filings made by or on behalf of Buyer, Seller or any of their respective Affiliates to any Governmental Entity in connection with the transactions contemplated by this Agreement and the Ancillary Agreements; provided that any such documentation furnished by the parties to one another may be redacted to the extent necessary, either to comply with applicable Law, including Competition Law, or to protect the confidentiality of any information that is confidential to a third party in such documentation where the third party’s consent to the disclosure of such documentation is conditioned upon the redaction of the information concerned.

(d)                                 Subject to applicable Law or as prohibited by any Governmental Entity, Buyer and Seller each shall keep the other apprised of the status of matters relating to consummation of the transactions contemplated hereby, including (i) promptly notifying the other of any facts, circumstances or other reason that would prevent the receipt of any Regulatory Approvals or the Non-Governmental Consents for the timely consummation of transactions contemplated by this Agreement and the Ancillary Agreements, (ii) promptly furnishing the other with copies of material notices or other communications received by Buyer or Seller, as the case may be, from any third party or any Governmental Entity with respect to the transactions contemplated by this Agreement and the Ancillary Agreements and (iii) permit the other party to review in advance any proposed written communication to any such Governmental Entity and incorporate the other party’s reasonable comments; provided that any such notices furnished by the parties to one another may be redacted to the extent necessary, either to comply with applicable Law or to protect the confidentiality of information that if furnished would not facilitate the other party’s understanding of the status of matters relating to consummation of the transactions contemplated hereby.  None of Seller or Buyer shall permit any of its officers or any other representatives or agents to participate in any meeting or discussion with any Governmental Entity with respect to any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.  Neither Buyer nor Seller shall, without the prior written consent from such other party, (i) take any action that has the effect of extending any waiting period under the HSR Act or comparable period under any other Competition Law, including withdrawing or re-filing any notice, reports, or other submissions, or (ii) enter into any agreement with the U.S. Department of Justice or the U.S. Federal Trade Commission or any other Governmental Entity to voluntarily delay consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

(e)                                  Subject to applicable Law and except as required by any Governmental Entity, neither Buyer nor Seller shall take any action that would be reasonably likely to prevent or materially delay the receipt of any Governmental Authorizations, Regulatory Approvals or Non-Governmental Consents, in each case, to the extent necessary for the timely consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 5.3.                                 Interim Operation Covenants of Seller.  Except (A) as otherwise provided in this Agreement or any Ancillary Agreement, (B) as to which Buyer provides its prior written consent, (C) for repayments, redemptions or repurchases of loans or other debt obligations, (D) as required by applicable Law or (E) as set forth on Schedule 5.3, during the period from the date hereof until the Closing Date:

(a)                                 Seller shall, and shall cause the Selling Subsidiaries to, (a) operate the Business in the ordinary course, (b) use commercially reasonable efforts to preserve substantially intact the Business and to preserve the present commercial relationships of the Business with customers, suppliers, and other key Persons with whom it does business, and (c) use commercially reasonable efforts to maintain the Purchased Assets in the ordinary course of business and in good operating order and condition (other than ordinary wear and tear and giving due account to the age and length of use of such assets).

(b)                                 Seller shall not, and shall not permit the Selling Subsidiaries to, undertake any of the following with respect to the Business:

(i)                                     create a Lien (other than Permitted Liens or Liens to be terminated at or prior to Closing) on any of the Purchased Assets;

(ii)                                  sell, assign, transfer, lease, exchange, abandon, allow to lapse or dispose of any Purchased Assets except for sales of Inventory in the ordinary course of business consistent with past practice;

(iii)                               enter into, amend, extend, terminate or waive a material right under any Transferred Contract except in the ordinary course of business consistent with past practice;

(iv)                              make any change in any material method of accounting or material accounting policies that are primarily applicable to the Business other than those required by GAAP or applicable Laws;

(v)                                 engage in activities outside the ordinary course of business that would be reasonably expected to increase (other than in de minimis amounts) the Assumed Liabilities or decrease (other than in de minimis amounts) the value of the Purchased Assets;

(vi)                              adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of a Seller Party that would be consummated prior to the Closing or would prevent or delay the consummation of the Closing;

(vii)                           engage in any trade promotions, consumer promotions, rebates or volume discounts, or issue any manufacturer’s coupons, in each case to the extent applicable to the Business, the Purchased Assets or the Products, other than in the ordinary course of business consistent with past practice or as set forth on Schedule 5.3(b)(vii);

(viii)                        engage in (1) any write-down in the value of any of its material assets except for write-downs in the ordinary course of business, none of which are material to the Business, or (2) any revaluation of any of the assets of the Business;

(ix)                              cancel, surrender, allow to expire or fail to renew, any material Permits;

(x)                                 incur or assume any liabilities, obligations or indebtedness for borrowed money of the Business or guarantee any such liabilities, obligations or indebtedness, other than in the ordinary course of business (subject to the other restrictions in this Section 5.3(b)) or for liabilities, obligations or Indebtedness that remain with the Seller Parties as an Excluded Liability at and after Closing;

(xi)                              pay, discharge, settle or satisfy any material claim, action, cause of action, suit or litigation of the Business (whether at law or in equity and whether civil or criminal), grievance, arbitration, investigation, complaint or proceeding, or any material liability, other than the payment of trade payables in the ordinary course of business;

(xii)                           make, change or revoke any material Tax election, elect or change any material method of accounting for Tax purposes, amend any Tax Return, settle any action in respect of Taxes or enter into any Contract in respect of Taxes with any Taxing Authority, in each case that would be binding upon Buyer after the Closing;

(xiii)                        waive any claims or rights of substantial value that would result in any Assumed Liability or eliminate a Purchased Asset, if such action was taken; or

(xiv)                       agree to do any of the foregoing.

Nothing in this Agreement shall diminish Seller’s or the Selling Subsidiaries’ title to the Business, or shall give Buyer any ownership rights to the Purchased Assets, before the Closing.

Section 5.4.                                 Public Disclosure; Confidentiality.

(a)                                 Notwithstanding anything to the contrary contained in this Agreement, except as may be required to comply with the requirements of any applicable Law or the rules of any securities exchange, from and after the date hereof, no party hereto shall make any press release or similar public announcement or communication relating to this Agreement unless specifically approved in advance by each of Buyer and Seller, which approval shall not be unreasonably withheld, conditioned or delayed; provided that, notwithstanding the foregoing, the parties acknowledge that Seller or Buyer or their respective Affiliates may be required to disclose the material terms of this Agreement or the Ancillary Agreements in, and file a copy thereof as an attachment to, a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission, and nothing in this Section 5.4 shall prohibit or require prior approval for such disclosure or any other disclosure regarding the transactions contemplated by this Agreement or any Ancillary Agreements in regularly scheduled earnings announcements, investor presentations or as otherwise required to comply with applicable periodic reporting requirements; provided further that both Seller and its Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand, shall afford the other party a reasonable opportunity to review and comment on any such proposed disclosure before it is filed or otherwise made (other than substantially similar disclosure that is subsequently made by such party, in which case the other party’s consent or review and comment shall not be required), and Seller (or its Affiliate) or Buyer (or its Affiliate), as applicable, shall seek confidential treatment for any portion of such Form 8-K or any exhibits thereto that are reasonably requested by the other party.  Notwithstanding anything to the contrary in this Agreement, at no time after the date hereof shall Seller or Buyer or their respective Affiliates make any public statement concerning the Business or Seller’s (or its Affiliates’) operation or Buyer’s (or its Affiliates’) operation of the Business that is disparaging toward the Business or Seller or Buyer or their respective Affiliates (other than such statements as have been mutually agreed by Buyer and Seller prior to being made).

(b)                                 Subject to Section 5.4(a), the terms of this Agreement and the Ancillary Agreements and the negotiations relating thereto and all documents and information obtained by a party from another party in connection with or as part of the transactions contemplated hereby shall be considered “Information” subject to the Confidentiality Agreement.

(c)                                  For a period of three (3) years after the Closing, Seller shall maintain as confidential and shall not use or disclose (except as required by Law or as authorized in writing by Buyer) any Confidential Information that was known by, acquired by, or disclosed to Seller prior to the Closing, by using the same degree of care that was used to protect the same information before the date of this Agreement, except that the foregoing obligation will not apply to any information which (a) was, is now, or becomes generally available to the public or the industry (other than by a breach of this Section 5.4), (b) was disclosed to Seller or any of its Affiliates by a third party not known by Seller to be subject to any duty of confidentiality with respect to such information, (c) was or is now used by Seller in connection with Seller’s other businesses, (d) is independently developed following the Closing by Seller or its employees without the use of or reference to any such Confidential Information, (e) is pre-Closing financial information that is included within the financial statements of a Seller or its Affiliates, (f) is reasonably required in connection with the defense of litigation or claims and is not subject to a protective order or confidential treatment, (g) is permitted to be used in connection with performing any obligations under or as permitted by any of the Ancillary Agreements, (h) is general knowledge, skills and experience in the unaided memories of the employees and agents of Seller and its Affiliates or (i) relates to the Excluded Assets or the Excluded Liabilities and not the Purchased Assets and Assumed Liabilities.  Seller further agrees to, and will direct its Affiliates to, take reasonable and appropriate steps to safeguard such Confidential Information and to protect it against disclosure, misuse, loss and theft by using the same degree of care that was used to protect the same information before the date of this Agreement.  In the event Seller or any of its Representatives is required by Law to disclose any Confidential Information, Seller shall promptly notify Buyer in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall reasonably cooperate, at Buyer’s reasonable expense, with Buyer to preserve the confidentiality of such information consistent with applicable law.

(d)                                 This Section 5.4 shall survive the termination of this Agreement and the consummation of the Closing.

Section 5.5.                                 Intellectual Property; No Use of Certain Names.

(a)                                 Buyer hereby acknowledges and agrees that nothing in this Agreement grants or shall be deemed to grant to Buyer or its Affiliates the right to use or any interest in any Intellectual Property Rights of Seller, any Selling Subsidiary or any of their respective Affiliates that are not included in the Purchased Assets (collectively, the “Seller Intellectual Property”) or the Ancillary Agreements, including any names used by Seller, the Selling Subsidiaries or their respective Affiliates (such as “B&G Foods” or “B&G” (which shall include lower case and capitalized versions of such names)) (the “Seller Names”), any logos used by Seller, the Selling Subsidiaries, or their respective Affiliates (the “Seller Logos”) or any trademark, trade name, service mark or other similar mark or similar right which is a derivative of any Seller Name or Seller Logo.  The prohibitions in this Section 5.5 shall apply to any and all uses whatsoever of the Seller Intellectual Property including the use of the Seller Intellectual Property on any stationery or invoices or otherwise, which identify or in any way make use of the Seller Intellectual Property.

(b)                                 Buyer shall, and shall cause the Business, promptly, and in any event (a) within 180 days after the Closing, to revise print advertising, Product labeling and all other information or other materials, including any internet or other electronic communications vehicles, to delete all references to the Seller Intellectual Property and (b) within 180 days after the Closing, to change signage and stationery and otherwise discontinue use of the Seller Intellectual Property; provided, however, that for a period of 180 days after the Closing Date, Buyer may continue to distribute product literature relating to the Business that uses any Seller Intellectual Property and distribute Products with labeling that uses any Seller Intellectual Property to the extent that such product literature and labeling exists on the Closing Date, and, if applicable, Buyer may continue to use building signs for the reasonable duration of time it takes to replace such building signs.  In no event shall Buyer or the Business use any Seller Intellectual Property after the Closing in any manner or for any purpose different from the use of such Seller Intellectual Property by Seller and the Selling Subsidiaries during the 30-day period preceding the Closing.  With respect to the Transferred Inventory, Buyer may continue to sell such Transferred Inventory, notwithstanding that it may bear one or more of the Seller Intellectual Property, for a reasonable time after the Closing (not to exceed 180 days).

(c)                                  Seller hereby acknowledges and agrees that nothing in this Agreement grants or shall be deemed to grant to Seller, any Selling Subsidiary or any of its or their respective Affiliates the right to use or any interest in any Intellectual Property Rights of Buyer and its Affiliates, including, without limitation, any names used by Buyer and its Affiliates (“Buyer Names”), any logos used by Buyer and its Affiliates (“Buyer Logos”), or any trademark, trade name, service mark or other similar mark or similar right which is a derivative of any Buyer Name or Buyer Logo.  Without limiting the foregoing, Seller covenants that promptly following the Closing Date, and in any event within 180 days thereafter, except to the extent necessary for Seller to fulfill its obligations under the Transition Services Agreement, it shall cease and desist from any and all use of works, content or other materials that combine or share any images, marks, content or other materials included within the Purchased Assets with any retained assets or other brands, marks, content or other assets of Seller, any Selling Subsidiaries and its and their respective Affiliates, including, for example, any publication in any media format of any and all content listing Pirate’s Booty® as Seller’s brand, and all co-branding or co-distribution arrangements combining the Pirate’s Booty® brand with any other brand.

Section 5.6.                                 Bulk Transfer Laws.  Buyer hereby waives compliance by Seller or any Selling Subsidiary with the provisions of any so-called bulk transfer Laws of any jurisdiction in connection with the sale to Buyer of the Purchased Assets; provided that failure to comply with any such bulk transfer Laws shall not change the Seller Parties’ obligation to indemnify Buyer and its Affiliates for Excluded Liabilities (including Taxes set forth in Section 2.4(f)) pursuant to Section 8.3(c).

Section 5.7.                                 Further Assurances.  At any time after the date hereof, but subject to the terms and conditions hereof, Seller and Buyer shall promptly execute, acknowledge and deliver any other assurances or documents reasonably requested by Buyer or Seller, as the case may be, and necessary for Buyer or Seller, as the case may be, to satisfy their respective obligations hereunder.  Subject to the terms and conditions hereof, Buyer and Seller shall reasonably cooperate to ensure that Seller has possession of the Excluded Assets after Closing and Buyer has possession of the Purchased Assets after Closing.  From and after the Closing, if either party or its Affiliate receives or collects any funds that are allocated hereunder to the other party, such receiving party shall, or shall cause its Affiliate to, promptly remit such funds to the other party.  To the extent that Seller or any Selling Subsidiary or any of their respective Affiliates holds or is licensed any assets, licenses or rights that would constitute Purchased Assets, subject to Section 2.8 as applicable, Seller or such Selling Subsidiary will, and will cause its Affiliates to, contribute, transfer, assign or otherwise convey such assets, licenses or rights to Buyer for no consideration as promptly as practicable following discovery.

Section 5.8.                                 Notification.  From the date hereof until the Closing Date, each of Seller and Buyer shall give prompt written notice to the other of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) any representation or warranty of such party that is contained in this Agreement or any Ancillary Agreement to be untrue or inaccurate in any material respect as if such representation and warranty were made at such time and (b) such party to fail to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Person under this Agreement or any Ancillary Agreement, in each case to the extent such failure would be reasonably likely to result in a failure of a condition set forth in ARTICLE VII and/or permit a termination of this Agreement in accordance with ARTICLE VIII.

Section 5.9.                                 Exclusivity.  From the date of this Agreement until the earlier to occur of the Closing and the termination of this Agreement in accordance with ARTICLE VIII, each Seller Party shall not, directly or indirectly, through any officer, director, employee, agent or Affiliate, enter into any agreement, agreement in principle or other commitment (whether or not legally binding) relating to any business combination with, recapitalization of, or acquisition or purchase of all or any material portion of the Business (other than the inventory in the ordinary course of the Business), whether structured as a merger, stock purchase, license, recapitalization, lease, asset transaction or otherwise (a “Competing Transaction”), or solicit, initiate or encourage the submission of any proposal or offer from any Person relating to any Competing Transaction, nor participate in any or continue any ongoing discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any Person to effect a Competing Transaction.  Notwithstanding anything to the contrary contained in this Section 5.9, this Agreement shall in no event restrict or limit any Seller discussions or negotiations in respect of a sale or transfer of all or substantially all of the assets or equity of Seller; provided that this sentence shall not permit any Seller Party or its Affiliates to abdicate this Agreement or any Ancillary Agreement or otherwise avoid its obligations to consummate the Closing and the other transactions contemplated by this Agreement and the Ancillary Agreements.

Section 5.10.                          Non-Competition; Non-Solicit.

(a)                                 Each of the Seller Parties agrees that, for a period of two (2) years immediately following the Closing Date (the “Restricted Period”), such Seller Party will not, and will cause its Affiliates not to, directly or indirectly, whether as owner, partner, investor, consultant, agent, co-venturer or otherwise, engage in the business of manufacturing, packaging, marketing, distributing or selling salty snacks “puffs” products intended for human consumption (excluding, for the avoidance of doubt, (x) crackers, (y) pita or (z) products marketed under Seller’s “Back to Nature” or “New York Style” brands as of the date hereof) anywhere in the United States, Canada or Mexico (“Competing Activities”); provided, however, that Seller and any of its Affiliates may acquire, directly or indirectly, (i) the securities of any Person that engages in any of the Competing Activities if Seller and its Affiliates do not, directly or indirectly, collectively own more than 20% of the aggregate outstanding equity securities of such person and (ii) any Person that engages in any of the Competing Activities if such Competing Activities account for less than 15% of the consolidated annual revenues or assets of such person.

(b)                                 Each of the Seller Parties agrees that, during the Restricted Period, such Seller Party will not, and will cause its Affiliates not to, directly or indirectly, (i) solicit or encourage any Person who is or has been a co-packer, co-manufacturer, distributor, vendor, supplier, independent contractor or other business partner of the Business as of or within nine (9) months immediately preceding the Closing Date to terminate or materially diminish its relationship with the Business, (ii) intentionally divert revenue from the Business by persuading any such business partner, or any Person who is or has been a prospective co-packer, co-manufacturer, distributor, vendor, supplier, independent contractor or other business partner of the Business as of or within nine (9) months immediately preceding the Closing Date, to conduct with anyone else a material amount of business or activity which such business partner or prospective business partner conducts or would reasonably be expected to conduct with the Business or with Buyer or any of its Affiliates; provided, however, that, for the avoidance of doubt, to the extent that a Seller Party generally competes for “shelf space” of any such business partner in the ordinary course of business and in a manner that is not directed at specifically competing directly with the Business and is not otherwise in violation of this Section 5.10, such action shall not constitute a violation on the part of such Seller Party of this Section 5.10(b), or (iii) seek to hire or engage any employee of Buyer or its Affiliates with whom the Seller Parties came into contact as a result of negotiating the transactions contemplated hereby.  Notwithstanding the foregoing, a general solicitation by a Seller Party by form letter, blanket mailing or published advertisement that is not directed at any of the Persons described in this Section 5.10(b) shall not, solely by reason thereof, constitute a violation on the part of such Seller Party of this Section 5.10(b).

(c)                                  Each Seller Party agrees that its agreement to the covenants contained in this Section 5.10 is a material condition of Buyer’s willingness to enter into this Agreement and consummate the transactions contemplated hereby, (ii) the covenants contained in this Section 5.10 are necessary to protect the goodwill, confidential information, trade secrets and other legitimate interests of the Business, (iii) in addition and not in the alternative to any other remedies available to it, Buyer shall be entitled to preliminary and permanent injunctive relief against any breach or threatened breach by a Seller Party of any such covenants, without having to post bond, (iv) the Restricted Period shall be tolled, and shall not run, during the period of any breach by a Seller Party of any such covenants, (v) no claimed breach of this Agreement or any of the Ancillary Agreements shall operate to extinguish Seller’s obligation to comply with this Section 5.10, and (vi) in the event that the final judgment of any court of competent jurisdiction declares any term or provision of this Section 5.10 to be invalid or unenforceable by reason of its being extended over too great a time, too large a geographic area or too great a range of activities, that provision shall be deemed to be modified to permit its enforcement to the maximum extent permitted by applicable Law.

Section 5.11.                          Payoff Letters.  On or prior to the Closing Date, Buyer shall have received from Seller payoff letters, lien releases and discharges (or agreements therefor) terminating all Liens, other than Permitted Liens, encumbering any Purchased Asset as set forth in Schedules 3.6 and 3.10, each in form and substance reasonably acceptable to Buyer.Section 5.12.                                                                                                Release.

Effective as of the Closing, each Seller Party, on behalf of itself and its Affiliates and each of their respective successors and assigns (each a “Releasor”), hereby irrevocably waives, remises, releases, acquits and forever discharges, to the fullest extent permitted by applicable laws, Buyer and its Affiliates, and each of their respective past, present or future officers, managers, directors, shareholders, partners, members, employees, counsel and agents (each a “Released Party”) from any and all charges, complaints, claims, suits, judgments, demands, actions, obligations (including obligations of the Business to indemnify a Seller Party or its Affiliates) or liabilities, damages, causes of action, rights, costs, loans, debts and expenses (including reasonable attorneys’ fees and costs actually incurred) of any nature whatsoever, known or unknown, accrued or unaccrued, contingent or otherwise, which such Releasor ever had, now has or may have on or by reason of any matter, cause or thing whatsoever prior to the Closing Date and relating to the Business against the Released Parties in its capacity as the owner of the Purchased Assets or the Business (the “Released Claims”); provided, however, that “Released Claims” shall not include any right or claim any Releasor may have under this Agreement, or any Ancillary Agreement including, without limitation, a Releasor’s rights to enforce the rights, remedies and all other provisions of this Agreement and the Ancillary Agreements pursuant to the terms hereto or thereto. Seller acknowledges and agrees that its agreement to the general release of claims contained in this paragraph is a material condition of Buyer’s willingness to enter into and consummate the transactions contemplated hereby.

Section 5.13.  Insurance.  In the event that the Closing occurs and there shall exist or occur any acts, facts, circumstances or omissions, whether known or unknown at the Closing, relating to the Business and that is not an Excluded Liability in respect of which Seller, the Selling Subsidiaries or their respective Affiliates may reasonably be entitled to coverage in respect of the Business under the insurance policies of Seller and Buyer is not entitled to a substantially similar level of coverage under any of the insurance policies of Buyer as exists under such Seller insurance policies (the “Pre-Closing Occurrences”), (i) Buyer shall promptly give notice to Seller and (ii) at Buyer’s request, Seller and its Affiliates shall (A) use commercially reasonable efforts to promptly report any and all Pre-Closing Occurrences and collect any amounts payable under any relevant insurance policies in connection therewith and (B) remit such amounts, if any (calculated net of any deductibles and collection costs incurred in collecting such recovery), to Buyer promptly following receipt thereof.

ARTICLE VI
TAX MATTERS

Section 6.1.                                 Transfer Taxes.  Buyer and Seller shall each bear 50% of the aggregate cost of all local, state, foreign or other excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes and fees that may be imposed or assessed as a result of the execution of this Agreement or the Ancillary Agreements, together with any inflation adjustment, interest, additions or penalties with respect thereto and any inflation adjustment or interest with respect to such additions or penalties (“Transfer Taxes”), and Buyer shall reimburse the Seller Parties for 50% of any Transfer Taxes paid to a Taxing Authority by any Seller Party and the Seller Parties shall reimburse the Buyer for 50% of any Transfer Taxes paid to a Taxing Authority by Buyer. Buyer shall prepare and file, or cause to be prepared and filed, any Tax Returns or other documentation required to be filed in connection with such Transfer Taxes; provided that the Seller Parties agree to cooperate with Buyer in the filing of any such Tax Returns or other documentation (including reasonably promptly supplying any relevant information in their possession) and shall join in the execution of any such Tax Returns or other documentation if required by applicable Law.  Notwithstanding the foregoing, if permitted by applicable Law, Buyer, Seller and each Selling Subsidiary will use commercially reasonable efforts to obtain any resale certificate or similar documentation that would reduce or eliminate the amount of Transfer Taxes due with respect to the transactions contemplated by this Agreement.

Section 6.2.                                 Allocation of the Purchase Price.

(a)                                 At least seven calendar days prior to the Closing Date, and consistent in all respects with the allocation principles set forth on Schedule A3, Buyer shall provide Seller with an estimate of the allocation of the Purchase Price plus any amounts treated as consideration for U.S. federal income Tax purposes, including the Assumed Liabilities, among the Purchased Assets, and among Seller and each of the Selling Subsidiaries, in accordance with the Section 1060 of the Code.  This estimate will be used at the Closing.  If Seller does not agree with such estimate, Seller and Buyer shall use good faith efforts to agree on an estimate prior to the Closing Date.  If the parties cannot agree on such estimate prior to the Closing Date, Buyer’s estimate shall be used for allocating the total consideration pursuant to this Agreement at the Closing and shall be dispositive for Transfer Tax purposes.

(b)                                 Within ninety (90) days of the determination of the Final Payment Amount and consistent in all respects with the allocation principles set forth on Schedule A3, Seller will determine the allocation of the final Purchase Price plus any other amounts treated as consideration for U.S. federal income Tax purposes, including the Assumed Liabilities among the Purchased Assets and the Retained Technology License, and among Seller and each of the Selling Subsidiaries (the “Allocation”) in accordance with the Section 1060 of the Code. Buyer shall have a period of fifteen (15) days following the delivery of the proposed Allocation to notify Seller in writing of any disagreement with the proposed Allocation.  Failure to notify Seller in writing of any disagreement within such fifteen (15) day period shall be deemed acceptance by Buyer of Seller’s proposed Allocation.  In the event Buyer timely notifies Seller in writing of any disagreement, Buyer and Seller shall attempt in good faith to resolve the disagreement.  If within twenty (20) days after delivery by Buyer of the written notice of disagreement, Buyer and Seller are unable to resolve such disagreement in writing, the parties shall each prepare their respective determination of the Allocation (for Tax purposes) and submit such determinations to a Neutral Arbitrator, along with a written submission in support of their respective positions.  In the event a dispute is submitted to the Neutral Arbitrator pursuant to this Section 6.2(b), the Neutral Arbitrator shall, within twenty (20) days after the date both parties submit their respective determinations of the Allocation, make a determination only as to those matters in dispute and render a written report as to the disputed matters and the resulting Allocation.  The Neutral Arbitrator’s determinations shall be set forth in writing and shall be final and binding on Buyer and Seller.  The cost of the Neutral Arbitrator shall be split equally between Buyer and Seller.  The parties shall report, act and file their respective Tax Returns (including Form 8594, as applicable) in accordance with the Allocation as finally determined pursuant to this Section 6.2(b), and any adjustments thereto and shall not take any position on a Tax Return or in a Tax audit or similar proceeding inconsistent with such Allocation except upon a final determination by the applicable Taxing Authority.

Section 6.3.                                 Assistance and Cooperation.  Following the Closing Date, Seller and Buyer shall (and shall cause their respective Affiliates to) (i) cooperate fully in responding to any inquiries from or preparing for any audits of, or disputes with any Taxing Authority regarding, any Taxes or Tax Returns of Seller or the Selling Subsidiaries, (ii) make available to the other party or parties, as the case may be, as reasonably requested, all information in its possession which may be relevant to any Tax Return, Tax proceeding, Tax claim or to any Taxing Authority as reasonably requested by Seller or Buyer and (iii) timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to Taxes.

Section 6.4.                                 Maintenance of Buyer’s Books and Records.  For six (6) years following the Closing, Buyer shall, and shall cause its Affiliates to, retain or cause to be retained all Books and Records in existence on the Closing Date and, following the Closing Date, shall provide Seller reasonable access upon written request to such Books and Records and the equivalent Books and Records prepared following the Closing Date for inspection and copying by Seller and its Affiliates, or their agents during regular business hours; provided, however, that all reasonable out-of-pocket costs and expenses incurred by Buyer and its Affiliates in connection with Seller’s and its Affiliates’, or their agents’, inspection and copying of such Books and Records shall be borne by Seller.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1.                                 Conditions to Mutual Obligations.  The respective obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions:

(a)                                 HSR Act.  All applicable waiting periods (including any extensions thereof) under the HSR Act shall have expired or been terminated.

(b)                                 Regulatory Approvals.  Any material consents, approvals, authorizations or actions of or by any Governmental Entity, including Governmental Authorizations, that are required by Law in order to consummate the transactions contemplated hereby and that are set forth on Schedule 7.1(b) shall have been obtained (explicitly or by expiry of the applicable waiting period).

(c)                                  No Injunction.  No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that prohibits or makes illegal the consummation of the transactions contemplated by Article II and such statute, rule, regulation, judgment, decree, injunction or other order is in effect.

Section 7.2.                                 Conditions to Obligations of Buyer.  The obligations of Buyer to consummate the Closing are also subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions:

(a)                                 Representations and Warranties.  Each of (i) the Fundamental Representations of the Seller Parties set forth in this Agreement (other than the representations and warranties in Section 3.6(a)) shall, except for de minimis inaccuracies, be true and correct as of the date hereof (or, if not so true and correct as of the date hereof, shall have been cured to be so true and correct prior to the Closing Date) and the Closing Date as though made on and as of the date hereof and the Closing Date (except for such representations and warranties that are made as of a specific date which shall speak only as of such date); (ii) the representations and warranties in Section 3.6(a) shall be true and correct in all material respects as of the date hereof (or, if not so true and correct as of the date hereof, shall have been cured to be so true and correct prior to the Closing Date) and the Closing Date as though made on and as of the date hereof and the Closing Date; and (iii) all of the other representations and warranties of the Seller Parties set forth in this Agreement (other than the Fundamental Representations) shall be true and correct (without giving effect to any limitation as to materiality or “Material Adverse Effect” set forth therein) as of the date hereof (or, if not so true and correct as of the date hereof, shall have been cured to be so true and correct prior to the Closing Date) and the Closing Date as though made on and as of the date hereof and the Closing Date (except for such representations and warranties that are made as of a specific date which shall speak only as of such date), except where the failure of such other representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b)                                 Performance of Obligations of Seller.  Seller shall have performed or caused to be performed in all material respects all obligations and all covenants that are required to be performed by it at or prior to the Closing Date.

(c)                                  No MAE.  Since the date of this Agreement, there shall not have occurred and be continuing any change, effect, event, occurrence, state of facts or development that has had, or would reasonably be expected to have, a Material Adverse Effect.

(d)                                 Officer’s Certificate.  Buyer shall have received from Seller a certificate of an authorized senior officer of Seller certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

(e)                                  Deliverables.  Buyer shall have received from Seller the items to be delivered pursuant to Section 2.7(b).

Section 7.3.                                 Conditions to Obligations of Seller.  The obligations of Seller to consummate the Closing are also subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions:

(a)                                 Representations and Warranties.  Each of (i) the Fundamental Representations of Buyer set forth in this Agreement shall, except for de minimis inaccuracies, be true and correct as of the date hereof (or, if not so true and correct as of the date hereof, shall have been cured to be so true and correct prior to the Closing Date) and the Closing Date as though made on and as of the date hereof and the Closing Date (except for such representations and warranties that are made as of a specific date which shall speak only as of such date); and (ii) all of the other representations and warranties of Buyer set forth in this Agreement (other than the Fundamental Representations) shall be true and correct (without giving effect to any limitation as to materiality or “material adverse effect” set forth therein) as of the date hereof (or, if not so true and correct as of the date hereof, shall have been cured to be so true and correct prior to the Closing Date) and the Closing Date as though made on and as of the date hereof and the Closing Date (except for such representations and warranties that are made as of a specific date which shall speak only as of such date), except where the failure of such other representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on Buyer’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement or to timely consummate the transactions contemplated hereby or thereby.

(b)                                 Performance of Obligations of Buyer.  Buyer shall have performed in all material respects all obligations and all covenants that are required to be performed by it under this Agreement at or prior to the Closing Date.

(c)                                  Officer’s Certificate.  Seller shall have received from Buyer a certificate of an authorized senior officer of Buyer certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d)                                 Deliverables.  Seller shall have received from Buyer the items to be delivered pursuant to Section 2.7(c).

ARTICLE VIII

INDEMNIFICATION

Section 8.1.                                 Survival.  The representations and warranties contained in Article III and Article IV of this Agreement shall survive the Closing and will continue in full force and effect for a period from the date hereof until the General Survival Date; provided that (i) the representations and warranties contained in Section 3.13 (Taxes) shall survive the Closing and will continue in full force and effect for a period from the date hereof until expiration of the applicable statute of limitations (taking into account any tolling periods and other extensions) plus sixty (60) days (the “Tax Survival Date”) (the General Survival Date or Tax Survival Date or the survival period in clause (ii) of this sentence or the survival period in clause (iii) of this sentence, each a “Survival Date”), (ii) the representations and warranties contained in Section 3.6(b) shall survive the Closing and will continue in full force and effect until the third anniversary of the Closing Date and (iii) the representations and warranties contained in Section 3.1 (Organization and Qualification), Section 3.2 (Corporate Authorization), Section 3.3 (Binding Effect), Section 3.6 (subsection (a) thereof only) (Title to Assets), Section 3.10(b) (Title to IP), Section 3.16 (Finders’ Fees), Section 4.1 (Organization and Qualification), Section 4.2 (Corporate Authorization), Section 4.3 (Binding Effect) and Section 4.6 (Finders’ Fees) (collectively, the “Fundamental Representations”) shall survive the Closing and will continue in full force and effect indefinitely or until the latest date permitted by law.  The covenants and agreements of Buyer and Seller shall survive the closing indefinitely or for the shorter period explicitly specified therein, except that for such covenants and agreements that survive for such shorter period, breaches shall survive indefinitely or until the latest date permitted by law.  The provisions of Sections 8.3(b) and (c) and Sections 8.4(b) and (c) shall survive indefinitely.

Section 8.2.                                 Buyer Acknowledgment.

(a)                                 Buyer acknowledges and agrees, on behalf of itself and each of its Affiliates, that (i) it is reasonable for Buyer to rely solely on the representations or warranties of the Seller Parties specifically contained in this Agreement and the other Seller Representations and (ii) the Seller Parties have not made, and the Seller Parties do not make and specifically negate and disclaim any representations, warranties, promises, covenants, agreements or guarantees of any kind or character whatsoever, whether express or implied, oral or written, past, present, or future, of, as to, concerning or with respect to (except as (and solely to the extent) set forth in the Seller Representations): (A) the nature, quality or condition (financial or otherwise) of the Business, the Purchased Assets or the Assumed Liabilities or (B) the suitability of the Purchased Assets for any and all activities and uses that Buyer may conduct therewith or thereon.  BUYER ACKNOWLEDGES AND AGREES THAT IT IS ACQUIRING THE PURCHASED ASSETS ON AN “AS IS, WHERE IS” BASIS.  Notwithstanding the foregoing, nothing in this Section 8.2 shall limit Buyer’s rights with respect to recovery for breaches of Seller Representations or to pursue claims for fraud.

(b)                                 Buyer acknowledges and agrees, on behalf of itself and its Affiliates, that it (i) has made or waived the opportunity to make its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning the Business, the Purchased Assets and the Assumed Liabilities, (ii) has been furnished with or given adequate access to such information about the Business, the Purchased Assets and the Assumed Liabilities as it has requested and (iii) will not assert any claim against any Seller Party or any of their respective Affiliates or Representatives or hold any Seller Party or any of their respective Affiliates or Representatives liable for any inaccuracies, misstatements or omissions with respect to information described in Section 8.2(c) (other than as set forth in the following sentence) furnished by the Seller Parties or any of their respective Affiliates or Representatives concerning the Seller Parties, the Business, the Purchased Assets or the Assumed Liabilities.  Notwithstanding the foregoing, nothing in this Section 8.2 shall limit Buyer’s rights with respect to recovery for breaches of Seller Representations or to pursue claims for fraud.

(c)                                  In connection with Buyer’s investigation of the Business, the Purchased Assets or the Assumed Liabilities, Buyer and its Representatives have received from Seller (directly or through its Representatives) certain projections, estimates and other forecasts and certain business plan information (including a Confidential Presentation, dated June 25, 2018, and information, documents or material made available to Buyer and its representatives in certain “data rooms” (whether electronic or otherwise), management presentations or any other form in expectation of the transactions contemplated by this Agreement or the Ancillary Agreements) (collectively, “Projections”).  Buyer acknowledges that there are uncertainties inherent in attempting to make such Projections, that it is familiar with such uncertainties, that none of Seller or any of its Affiliates, nor any of their respective Representatives or direct or indirect equityholders or any other Person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any Projections, any written or oral information regarding the Business, the Purchased Assets or the Assumed Liabilities furnished or made available to Buyer or its Representatives or otherwise with respect to the Business, Seller or the Selling Subsidiaries, or its or their operations, business, financial condition, assets, liabilities or prospects.  Notwithstanding the foregoing, nothing in this Section 8.2 shall limit Buyer’s rights with respect to recovery for breaches of Seller Representations or to pursue claims for fraud.

Section 8.3.                                 Indemnification by Seller.  Subject to the terms of this Article VIII, from and after the Closing, the Seller Parties shall jointly and severally indemnify Buyer and its Affiliates and their respective officers, directors, employees, stockholders, Affiliates, agents and representatives, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Buyer Indemnified Parties”) and defend and hold them harmless from and against any and all Losses incurred or suffered by a Buyer Indemnified Party resulting from, arising out of or related to (a) any breach or inaccuracy of any representation or warranty made by a Seller Party in this Agreement (it being agreed for purposes of determining any such breach or inaccuracy that such representations and warranties are deemed made as of the date of this Agreement and as of the Closing Date (except for such representations and warranties that are made as of a specific date which shall speak only as of such date)) (provided that for the purposes of this clause (a), qualifications as to materiality, Material Adverse Effect or other qualifiers of similar import contained in such representations and warranties shall not be given effect for determining whether a breach of such representations and warranties has occurred or for purposes of calculating any Losses), to the extent that a Buyer Indemnified Party provides written notice of such breach or inaccuracy (which notice shall describe the applicable breach or inaccuracy in reasonable detail and indicate a good faith estimated amount, if known and quantifiable, of Losses that have been or would reasonably be expected to be sustained by the applicable Buyer Indemnified Party in connection therewith) to Seller prior to the applicable Survival Date (or at any time permitted by law, in the case of the Fundamental Representations), (b) any breach of any covenant or agreement of a Seller Party contained in this Agreement, or (c) any Excluded Liabilities.

Section 8.4.                                 Indemnification by Buyer.  Subject to the terms of this Article VIII, from and after the Closing, Buyer shall indemnify Seller and its Affiliates and their respective officers, directors, employees, stockholders, Affiliates, agents and representatives, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Seller Indemnified Parties”) and defend and hold them harmless from and against any and all Losses incurred or suffered by a Seller Indemnified Party resulting from, arising out of or related to (a) any breach or inaccuracy of any representation or warranty made by Buyer in this Agreement (it being agreed that for purposes of determining any such breach or inaccuracy such representations and warranties are deemed made as of the date of this Agreement and as of the Closing Date (except for such representations and warranties that are made as of a specific date which shall speak only as of such date)), to the extent that a Seller Indemnified Party provides written notice of such breach or inaccuracy (which notice shall describe the applicable breach or inaccuracy in reasonable detail and indicate the estimated amount, if known or quantifiable, of Losses that have been or may be sustained by the applicable Seller Indemnified Party in connection therewith) to Buyer prior to the applicable Survival Date (or at any time permitted by law, in the case of the Fundamental Representations), (b) any breach of any covenant or agreement of Buyer contained in this Agreement to which it is a party or (c) any Assumed Liabilities.

Section 8.5.                                 Limitations on Indemnification.

(a)                                 The indemnification provided for in Section 8.3(a) and Section 8.4 is subject to the following limitations:

(i)                                     subject to Section 8.5(a)(ii), Seller shall not be liable to the Buyer Indemnified Parties for any Losses with respect to the matters described in Section 8.3(a) (other than breaches of the Fundamental Representations, or the representations and warranties in Section 3.13 (Taxes), which shall not be subject to such limitation), (A) unless such Losses exceed an aggregate amount equal to $3,150,000 (the “Threshold Amount”) and then only for Losses in excess of $2,100,000 and (B) in excess of $37,800,000 (the “Cap”), except that with respect to any Losses for breaches of the representations and warranties in Section 3.6(b), the “Cap” shall instead be $63,000,000;

(ii)                                  without limiting the generality of the foregoing, any Loss, or any Losses arising out of the same or substantially similar facts and circumstances, shall not be entitled to indemnification under Section 8.3(a) or Section 8.4(a) (other than breaches of the Fundamental Representations or the representations and warranties in Section 3.13 (Taxes), which shall not be subject to such limitation) and shall not be indemnifiable or counted toward satisfaction of the Threshold Amount unless they exceed $75,000 individually or in the aggregate;

(iii)                               Buyer shall not be liable to the Seller Indemnified Parties for any Losses with respect to the matters described in Section 8.4(a) (other than breaches of Fundamental Representations of Buyer, which shall not be subject to such limitation), (A) unless such Losses exceed the Threshold Amount and then only for Losses in excess of $2,100,000 and (B) in excess of the Cap;

(iv)                              Seller shall not be liable to the Buyer Indemnified Parties, and Buyer shall not be liable to the Seller Indemnified Parties, for any Losses hereunder in excess of the Base Closing Cash Payment;

(v)                                 neither Seller nor Buyer shall have any obligations under or liabilities in respect of Section 8.3(a) or Section 8.4(a) (except in respect of the Fundamental Representations, with respect to which claims for indemnity may be made at any time permitted by law) from and after the applicable Survival Date; provided that any claim for indemnity made by a Buyer Indemnified Party or Seller Indemnified Party under Section 8.3(a) or Section 8.4(a), as the case may be, in accordance with the terms of this Article VIII prior to the expiration of the applicable Survival Date will survive beyond the applicable Survival Date until such claim is finally and conclusively resolved; and

(vi)                              each Buyer Indemnified Party and Seller Indemnified Party shall, to the extent required by applicable Law, mitigate any indemnifiable Loss upon and after becoming aware of any event giving rise to such Losses.

(b)                                 Notwithstanding anything to the contrary herein, except as provided in Section 2.6 (Purchase Price Adjustment), Article VI (Tax Matters), Article IX (Termination) or Section 10.6 (Equitable Relief), and in the Ancillary Agreements, the rights and remedies of Buyer and Seller, and any Buyer Indemnified Party and any Seller Indemnified Party (each Buyer

Indemnified Party and Seller Indemnified Party is referred to herein as an “Indemnified Party”), under this Article VIII are exclusive and in lieu of any and all other rights and remedies which Buyer or Seller, or any Indemnified Party, may have under this Agreement with respect to this Agreement and with respect to the transactions contemplated hereby or thereby, and with respect to the Purchased Assets and the Business, except in case of fraud.

Section 8.6.                                 Adjustments to Losses.

(a)                                 Notwithstanding anything to the contrary herein, no Buyer Indemnified Party shall have any right to indemnification under this Article VIII with respect to any Losses to the extent such Losses would constitute a double-recovery of the same Loss for the Buyer Indemnified Parties.

(b)                                 For all purposes of Section 8.3 and Section 8.4, “Losses” shall be net of any amounts actually paid (and such netting shall only become effective upon receipt of any such payment) to an Indemnified Party under any insurance policy or indemnity, contribution or similar payment pursuant to a Contract, net of costs of collection and increases in premiums in connection with the facts giving rise to the right of indemnification hereunder.  Each Indemnified Party shall use commercially reasonable efforts to recover any amounts payable under any insurance policy or indemnity, contribution or similar Contract; provided that any failure to recover such amounts shall not reduce such Indemnified Party’s Losses hereunder.  If an Indemnified Party receives such an amount from such insurance proceeds, indemnity, contribution or other similar payment in respect of a Loss subject to indemnification hereunder and all or a portion of such Loss has been paid by or at the direction of the Indemnifying Party hereunder, the Indemnified Party shall promptly remit such amount recovered to the Indemnifying Party.

Section 8.7.                                 Characterization of Indemnification Payments.  To the extent permitted under applicable Law, all payments made (or deemed to be made, in accordance with this Agreement) by any Indemnifying Party to an Indemnified Party with respect to any claim pursuant to Section 8.3 or Section 8.4 shall be treated as adjustments to the Purchase Price for all Tax purposes.

Section 8.8.                                 Third-Party Claim Indemnification Procedures.

(a)                                 In the event that any claim or demand for which an Indemnifying Party could reasonably be expected to have liability to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a third party (a “Third-Party Claim”), such Indemnified Party shall promptly (and shall use reasonable efforts to do so no later than twenty (20) days following the Indemnified Party’s discovery of the assertion of such a claim) notify the Indemnifying Party of such Third-Party Claim, the amount or the estimated amount of damages sought thereunder to the extent then reasonably ascertainable and a reasonably detailed explanation of the events giving rise to such Third-Party Claim (to the extent then reasonably ascertainable) (a “Claim Notice”); provided that the failure to timely give a Claim Notice shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that the Indemnifying Party shall have been actually and materially prejudiced by such failure.  Promptly following delivery of a Claim Notice, the Indemnified Party shall deliver to the Indemnifying

Party, promptly following the Indemnified Party’s receipt thereof, copies of all material documents (including court papers) that have been received prior to such time by the Indemnified Party relating to the Third-Party Claim.

(b)                                 In the event that the Indemnifying Party notifies the Indemnified Party in writing within thirty (30) days that it elects to defend the Indemnified Party against a Third-Party Claim, the Indemnifying Party shall have the right to defend the Indemnified Party actively and diligently and shall have the power to direct and control such defense at its expense; provided that, prior to assuming the defense, the Indemnifying Party covenants and agrees that that it is required to indemnify the Indemnified Party pursuant to this Agreement with respect to any Losses from such Third-Party Claim (subject to the applicable limitations of this Article VIII); provided further that the Indemnifying Party will not have the right to assume or continue control of the defense of any Third-Party Claim to the extent: (i) the Third-Party Claim relates to or arises in connection with any criminal or regulatory proceeding, (ii) the Third-Party Claim seeks an injunction or other equitable relief against any Indemnified Party other than as an ancillary claim, (iii) the Third-Party Claim involves Taxes, (iv) the Third-Party Claim is brought on or behalf of one of the customers or suppliers listed on Schedule 3.15(a) or 3.15(b) and primarily relates to the Business, (v) the Third-Party Claim seeks an amount of Losses in excess of the Cap, or (vi) the Indemnifying Party does not actively and diligently conduct the defense of the Third-Party Claim.  Once the Indemnifying Party has made such election (if permitted pursuant to the above), the Indemnified Party shall have the right to participate in (but not control) any such defense and to employ separate counsel of its choosing at such Indemnified Party’s own expense.  The Indemnifying Party may not consent to the entry of any judgment or enter into any settlement without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, delayed or conditioned, except that no such consent will be required  if such settlement or judgment (i) provides as the sole relief monetary damages (including any expenses and fees) that are reimbursed to the Indemnified Party in full as Losses, (ii) does not entail any admission of liability on the part of any Indemnified Party and (iii) releases the Indemnified Parties unconditionally from all liability or Losses in connection with such Third-Party Claim and the facts and circumstances underlying such Third Party Claim.  Whether or not the Indemnifying Party assumes the defense of a Third-Party Claim, the Indemnified Party shall not admit any liability with respect to, settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned).

(c)                                  The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third-Party Claim, including by providing reasonable access to each other’s relevant Books and Records, and employees.  Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of Books and Records and information that are reasonably relevant to such Third-Party Claim, and making employees and Representatives available on a mutually convenient basis during normal business hours to provide additional information and explanation of any material provided hereunder.  The Indemnified Party and the Indemnifying Party shall use reasonable commercial efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

Section 8.9.                                 Direct Claim Indemnification Procedures.  Each Indemnified Party shall assert any claim on account of any Losses which do not result from a Third-Party Claim (a “Direct Claim”) by giving the Indemnifying Party written notice thereof reasonably promptly; provided that the failure to timely give such notice shall not affect the rights of an Indemnified Party hereunder, except to the extent that the Indemnifying Party shall have been actually and materially prejudiced by such failure.  Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail and indicate the estimated amount, if known or quantifiable, of Losses that have been or may be sustained by the Indemnified Party.  The party asserting such a claim may determine any time to pursue a claim for any applicable judicial or other proceedings in furtherance of such claim.

Section 8.10.                          Remedies Cumulative.  Subject to Section 8.6(a), the rights of the Indemnified Parties under this Article VIII are cumulative, and each Indemnified Party will have the right in any particular circumstance, in its sole discretion, to enforce any provision of this Article VIII without regard to the availability of a remedy under any other provision of this Article VIII.

ARTICLE IX

TERMINATION

Section 9.1.                                 Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)                                 by written agreement of Buyer and Seller;

(b)                                 by any one of Buyer or Seller, by giving written notice of such termination to the other party, on or after the day that is 270 days after the date hereof (and if such day is not a Business Day, then the next following Business Day) (the “Outside Date”), if the Closing shall not have occurred, subject to Section 10.6, prior to the Outside Date; provided that neither Seller, on the one hand, nor Buyer, on the other hand, may terminate this Agreement pursuant to this Section 9.1(b) at any time during which such party is in material breach of this Agreement;

(c)                                  by Buyer, if there has been a material violation or breach by Seller of any representation or warranty (or any such representation or warranty shall have become untrue in any material respect after the date of this Agreement) or covenant or agreement contained in this Agreement which, in either case, would prevent the satisfaction of or result in the failure of any condition to the obligations of Buyer at the Closing and such violation or breach has not been waived by Buyer or, in the case of a breach of any covenant or agreement under this Agreement that is curable, has not been cured by Seller within ten (10) days after receipt by Seller of written notice of such breach from Buyer; provided, however, that Buyer may not terminate this Agreement pursuant to this Section 9.1(c) at any time during which Buyer is in such material breach of this Agreement; or

(d)                                 by Seller, if there has been a material violation or breach by Buyer of any representation or warranty (or any such representation or warranty shall have become untrue in any material respect after the date of this Agreement) or covenant or agreement contained in this

Agreement which would, in either case, prevent the satisfaction of or result in the failure of any condition to the obligations of Seller at the Closing and such violation or breach has not been waived by Seller or, with respect to a breach of any covenant or agreement under this Agreement that is curable, has not been cured by Buyer within ten (10) days after receipt by Buyer of written notice of such breach from Seller; provided, however, that Seller may not terminate this Agreement pursuant to this Section 9.1(d) at any time during which Seller is in such material breach of this Agreement.

Section 9.2.                                 Effect of Termination.  In the event of the termination of this Agreement in accordance with Section 9.1, this Agreement, insofar as it relates to the parties’ rights and obligations relating thereto, shall thereafter become void and have no effect, and no party shall have any liability to the other party or their respective Affiliates, or their respective directors, officers, equityholders, partners, members, attorneys, accountants, agents, representatives or employees or their heirs, successors and permitted assigns, except for the obligations of the parties contained in Section 5.4, this Section 9.2 and Article X (including Section 10.6) (and any related definitional provisions set forth in this Agreement or Appendix A), and except that nothing in this Section shall relieve the Seller Parties from liability for any fraud or willful breach of this Agreement that arose prior to such termination.

ARTICLE X

MISCELLANEOUS

Section 10.1.                          Notices.  All notices, consents, waivers, agreements or other communications hereunder shall be deemed effective or to have been duly given and made, only if in writing, (a) on the date of delivery if served by personal delivery upon the party for whom it is intended, (b) on the date of delivery if sent by overnight delivery by a nationally recognized courier service, (c) on the date sent by facsimile transmission, with confirmation of transmission, or (d) when received, if sent by email, provided that the receipt of the email is promptly confirmed by the recipient by reply email or otherwise, in each case of (a) through (d), to such party at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such party:

To Buyer:

The Hershey Company

100 Crystal A Drive

Hershey, PA 17033

Attention:                                         General Counsel

email:              datkins@hersheys.com

With a copy (which shall not constitute notice) to:

Ropes & Gray LLP

191 N. Wacker Drive, 32nd Floor

Chicago, IL 60606

Facsimile No.: (312) 845-5532

Attention:                                         Neill P. Jakobe, Esq.

email:              neill.jakobe@ropesgray.com

Ropes & Gray LLP
Three Embarcadero Center
San Francisco, California 94111
Facsimile:                                         (415) 315-6013
Attention:                                         Paul S. Scrivano, Esq.
email:                                                              paul.scrivano@ropesgray.com

To Seller:

B&G Foods, Inc.

Four Gatehall Drive

Parsippany, NJ  07054

Facsimile No.: (973) 630-6550

Attention:                                         General Counsel
email:              corporatesecretary@bgfoods.com

With a copy (which shall not constitute notice) to:

Dechert LLP
Cira Center
2929 Arch Street
Philadelphia, PA  19104
Facsimile No.:                   (215) 994-2222
Attention:                                         Stephen M. Leitzell, Esq.

email:              stephen.leitzell@dechert.com

Section 10.2.                          Amendment; Waiver.  Any provision of this Agreement may be amended, modified, supplemented or waived if, and only if, such amendment, modification, supplement or waiver is in writing and signed, in the case of an amendment, by Buyer and Seller, or in the case of a waiver, by the party against whom such waiver is intended to be effective.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.3.                          No Assignment or Benefit to Third Parties.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns.  Notwithstanding the foregoing, no party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party hereto and any purported assignment in violation of the foregoing shall be null and void; provided, however, that Buyer may assign its rights and obligations under this Agreement to one or more of its Subsidiaries (it being understood that such assignment shall not relieve Buyer of its obligations hereunder).  Except as expressly set forth in Article VIII, nothing in this Agreement, express or implied, is intended to confer upon any Person other than Buyer and Seller, and their respective successors, legal representatives and permitted assigns, any rights, benefits or remedies under or by reason of this Agreement.

Section 10.4.                          Entire Agreement; Inconsistency.  This Agreement (including all Schedules, Exhibits and Appendices hereto and all certificates delivered pursuant hereto), the Confidentiality Agreement and the Ancillary Agreements contain the entire agreement among the parties hereto with respect to the subject matter hereof and thereof, and supersede all prior agreements and understandings, oral or written, with respect to such matters.  In the event and to the extent that there shall be an inconsistency between the provisions of this Agreement and the provisions of the Confidentiality Agreement or an Ancillary Agreement, this Agreement shall prevail.  The provisions of this Agreement shall be construed according to their fair meaning and neither in favor of nor against any party hereto irrespective of which party caused such provisions to be drafted.  Each of the parties hereto acknowledges that it has been represented by an attorney in connection with the preparation and execution of this Agreement (including all Schedules, Exhibits and Appendices hereto and all certificates delivered pursuant hereto), the Confidentiality Agreement and the Ancillary Agreements.  Upon consummation of the Closing, the Clean Team Agreement between Buyer and Seller shall automatically terminate and be of no further force or effect.

Section 10.5.                          Satisfaction of Obligations.  Any obligation of any party to any other under this Agreement, that is performed, satisfied or fulfilled completely by an Affiliate of such party shall be deemed to have been performed, satisfied or fulfilled by such party.

Section 10.6.                          Equitable Relief.  The parties hereto agree that if any of the provisions of this Agreement were not to be performed by Buyer or the Seller Parties as required by their specific terms or were to be otherwise breached, irreparable damage will occur to the non-breaching parties, no adequate remedy at Law would exist and damages would be difficult to determine, and that the non-breaching parties shall be entitled to an injunction or injunctions to prevent breaches, and to specific performance of the terms, of this Agreement (including causing the transactions contemplated hereby to be consummated on the terms and subject to the conditions thereto set forth in this Agreement) without posting any bond and without proving that monetary damages would be inadequate, in addition to any other remedy at Law or equity.  The breaching party shall not oppose, argue, contend or otherwise be permitted to raise as a defense that an adequate remedy at Law exists or that specific performance or equitable or injunctive relief is inappropriate or unavailable.  The parties hereto further agree that nothing in this Section 10.6 shall require any party to institute any Litigation for (or limit any party’s right to institute any Litigation for) specific performance under this Section 10.6 prior or as a condition to exercising any termination right under Article IX, nor shall the commencement of any Litigation pursuant to this Section 10.6 or anything set forth in this Section 10.6 restrict or limit a party’s right to terminate this Agreement in accordance with the terms hereof.  If a party brings any Litigation to enforce specifically the performance of the terms and provisions hereof by any other party (or a Litigation for monetary damages as described in the following sentence) and the Outside Date has not yet passed, the Outside Date shall automatically be extended by such time period established by the Court of Chancery of the State of Delaware (or such other court of competent jurisdiction pursuant to the terms of Section 10.9) presiding over such Litigation.  If Buyer or Seller institutes a Litigation for injunctive relief or specific performance and a court of competent jurisdiction, in a final order, judgment, injunction or decree in accordance with this Section 10.6, declines to award injunctive relief or specific performance to Buyer or Seller, as applicable, then Buyer or Seller, as applicable, may institute a Litigation pursuing monetary damages against Seller or Buyer, as applicable, subject to the limitations set forth in this Agreement.  If such a court has granted such an award of monetary damages against Buyer for its failure to close the transactions contemplated by this Agreement in accordance with the terms of this Agreement, Seller may enforce such award and accept damages for such alleged breach, only if, within three (3) Business Days following such award, Buyer has not consummated the Closing or Buyer has not irrevocably notified Seller that Buyer stands ready, willing and able to consummate the Closing as promptly as reasonably practicable and that all of Buyer’s conditions to closing have been satisfied or waived and Buyer consummates the Closing within ten (10) Business Days after providing such irrevocable notice.  Notwithstanding anything in this Agreement to the contrary, if Seller is awarded injunctive relief or specific performance as a result of which the Closing actually occurs, such equitable relief shall be Seller’s sole and exclusive remedy against Buyer under this Agreement, other than Seller’s remedies pursuant to Article VIII.

Section 10.7.                          Expenses.  Except as otherwise expressly provided in Sections 4.6, 5.2(a) and 6.1, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such costs and expenses.

Section 10.8.                          Schedules.  The disclosure by Seller or Buyer of any matter, or reference to any Contract, in any Schedule to this Agreement shall be deemed to be a disclosure of such matter or Contract with respect to each of the representations and warranties contained herein for which the relevance of such matter or Contract is reasonably apparent on the face of such disclosure, but shall not be deemed to constitute an admission by Buyer or Seller or to otherwise imply that any such matter or Contract is material for the purposes of this Agreement and shall not affect the interpretation of such term for the purposes of this Agreement.  In particular, (a) certain matters may be disclosed on the Schedules that may not be required to be disclosed because of certain minimum thresholds or materiality standards set forth in this Agreement, (b) the disclosure of any such matter does not mean that it meets or surpasses any such minimum thresholds or materiality standards and (c) no disclosure in the Schedules relating to any possible breach or violation of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.  Matters reflected in a Schedule are not necessarily limited to matters or Contracts required by this Agreement to be disclosed in such Schedules.  Regardless of the existence or absence of cross-references, the disclosure of any matter in any Schedule shall be deemed to be a disclosure for purposes of each Schedule to the extent that the relevance of such disclosure is reasonably apparent from its text. The section headings (but not the numbering of the Schedules) in the Schedules are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any information disclosed herein or any provision of this Agreement.  All attachments to the

Schedules are incorporated by reference into the Schedule in which they are directly or indirectly referenced.  The information contained in the Schedules is in all events subject to Section 5.4 and the Confidentiality Agreement.

Section 10.9.                          Governing Law; Submission to Jurisdiction; Selection of Forum.  This Agreement or any Ancillary Agreement shall be construed in accordance with and governed by the laws of the State of Delaware applicable to agreements made and to be performed wholly within that jurisdiction.  Each party hereto, for itself and its successors and assigns, irrevocably agrees that any suit, action or proceeding arising out of or relating to this Agreement or any Ancillary Agreement shall be instituted only in the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any federal court of the United States located in the State of Delaware, or, if neither the Court of Chancery of the State of Delaware nor any such federal court has jurisdiction, any other state court located in the State of Delaware, and generally and unconditionally accepts and irrevocably submits to the exclusive jurisdiction of the aforesaid courts and irrevocably agrees to be bound by any final judgment rendered thereby from which no appeal has been taken or is available in connection with this Agreement or any Ancillary Agreement.  Each party, for itself and its successors and assigns, irrevocably waives any objection it may have now or hereafter to the laying of the venue of any such suit, action or proceeding, including any objection based on the grounds of forum non conveniens, in the aforesaid courts.

Section 10.10.                   WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR ANY ANCILLARY AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY ANCILLARY AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (d) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND EACH ANCILLARY AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 10.11.                   Counterparts.  This Agreement may be executed in two or more counterparts, each of which, including those received via facsimile transmission or email, shall be deemed an original, and all of which shall constitute one and the same Agreement.

Section 10.12.                   Headings.  The heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.

Section 10.13.                   Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.14.                   Currency.  Notwithstanding anything to the contrary herein, all payments required to be made hereunder, or as a result of a breach or violation hereof, shall be made in Dollars, and, when any amount is paid with respect to the foregoing such amount shall be the Dollar amount thereof on the applicable date of funding regardless of the amount or type of currency necessary to be exchanged or converted in order to satisfy, pay or fund such amount in Dollars.

Section 10.15.                   Time is of the Essence.  Time is of the essence for each and every provision of this Agreement.  Whenever the last day for the exercise of any privilege or the discharge or any duty hereunder shall fall upon a day which is not a Business Day, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date first written above.

B&G FOODS, INC.

By:	/s/ Scott E. Lerner
	Name:	Scott E. Lerner
	Title:	Executive Vice President

B&G FOODS NORTH AMERICA, INC.

By:	/s/ Scott E. Lerner
	Name:	Scott E. Lerner
	Title:	Executive Vice President

PIRATE BRANDS, LLC

By:	/s/ Scott E. Lerner
	Name:	Scott E. Lerner
	Title:	Executive Vice President

THE HERSHEY COMPANY

By:	/s/ Michele Buck
	Name:	Michele Buck
	Title:	President and Chief Executive Officer

[Signature Page to the Asset Purchase Agreement]

APPENDIX A

DEFINITIONS

In this Appendix, and in the Agreement and the other Schedules thereto, unless the context otherwise requires, the following terms shall have the meanings assigned below and the terms listed in the chart below shall have the meanings assigned to them in the Section set forth opposite to such term (unless otherwise specified, section references in this Appendix are to Sections of this Agreement):

Additional Transferred Trademarks	2.1(d)
Adjustment Amount	2.6(e)(ii)
Agreement	Preamble
Allocation	6.4
Assumed Liabilities	2.3
Base Closing Cash Payment	2.5(a)
Business	Recitals
Buyer	Preamble
Buyer Indemnified Parties	8.3
Buyer Logos	5.5(c)
Buyer Names	5.5(c)
Buyer Non-Governmental Consents	4.5
Buyer Regulatory Approvals	4.4
Cap	8.5(a)(i)
Claim Notice	8.8(a)
Closing	2.7(a)
Closing Cash Payment	2.5(a)
Closing Date	2.7(a)
Competing Activities	5.10(a)
Competing Transaction	5.9
Conclusive Inventory Statement	2.6(d)
Consents	2.8(a)
Delay Liability	2.8(a)
Delayed Asset	2.8(a)
Direct Claim	8.9
Disputed Items	2.6(c)
Estimated Adjustment Deficiency Amount	2.6(a)(ii)
Estimated Adjustment Surplus Amount	2.6(a)(ii)
Estimated Closing Inventory Amount	2.6(a)(i)
Excluded Assets	2.2
Excluded Liabilities	2.4
Final Adjustment Deficiency Amount	2.6(e)(ii)(C)
Final Adjustment Surplus Amount	2.6(e)(ii)(B)
Final Inventory Amount	2.6(e)(ii)(D)
Final Payment Amount	2.6(e)(ii)(A)

Financial Information	3.7
Fundamental Representations	8.1
Indemnified Party	8.5(b)
Intercompany Contract	3.12(a)(xvi)
Inventory	2.1(a)
Inventory Statement	2.6(b)
Litigations or Litigation	3.8
Non-Dispute Notice	2.6(f)(i)
Non-Governmental Consents	4.5
Outside Date	9.1(b)
Pre-Closing Occurrences	5.13
Product Contribution	3.7
Projections	8.2(c)
Purchase Price	2.5(a)
Purchased Assets	2.1
Regulatory Approvals	4.4
Related Party	3.18
Released Claims	5.12
Released Party	5.12
Releasor	5.12
Resolution Period	2.6(c)
Restricted Period	5.10(a)
Retained Technology License	2.10
Seller	Preamble
Seller Indemnified Parties	8.4
Seller Intellectual Property	5.5(a)
Seller Logos	5.5(a)
Seller Names	5.5(a)
Seller Non-Governmental Consents	3.5
Seller Parties	Preamble
Seller Regulatory Approvals	3.4
Seller Representations	3.22
Service Providers	3.20
Survival Date	8.1
Tax Survival Date	8.1
Third-Party Claim	8.8(a)
Threshold Amount	8.5(a)(i)
Transfer Taxes	6.1
Transferred Brand Assets	2.1(c)
Transferred Contracts	2.1(b)
Transferred Intellectual Property	2.1(f)
Transferred Inventory	2.1(a)
Transferred Technology	2.1(f)
Unaudited Statement of Inventory	3.7
Unaudited Statement of Product Contribution	3.7

“Accounting Principles” means the same accounting methods, policies, practices, and procedures, with consistent classification, judgments, and estimation methodology, as were used in preparing the Unaudited Statement of Inventory, in each case, as described and set forth on Schedule A2 and not taking into account any changes in circumstances or events occurring after the Closing.

“Affiliate” means, with respect to any subject Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such subject Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made.  For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Ancillary Agreements” means the Bill of Sale, the Trademark Assignment Agreement, the Transition Services Agreement and the Retained Technology License.

“Anticorruption Laws” means the Foreign Corrupt Practices Act of 1977, as amended, and/or any other similar U.S. anti-corruption or anti-bribery Laws, and any rules and regulations promulgated thereunder.

“Bill of Sale” means the Bill of Sale and Assignment and Assumption Agreement between Buyer, on the one hand, and Seller and the Selling Subsidiaries, on the other hand, in substantially the form of Exhibit A.

“Books and Records” means all books of account, general, financial and accounting records, files, customers’ and suppliers’ lists, other distribution lists, billing records, sales and promotional literature (including marketing, advertising, promotional, sales and training materials), records relating to Intellectual Property Rights (including filings, docket reports, and cease and desist letters ), displays, manuals, and customer and supplier correspondence of, or maintained for, the applicable Person.

“Business Day” means a day other than any day on which banks are authorized or obligated by Law or executive order to close in New York, New York.

“Closing Inventory Amount” means the value of the Transferred Inventory at the opening of business on the Closing Date calculated in accordance with the Accounting Principles.

“Code” means the Internal Revenue Code of 1986.

“Competition Law” means and any Law of any jurisdiction that is designed or intended to prohibit, restrict or regulate foreign investment or mergers or acquisitions,

monopolization, restraint of trade or competition, export control, international trade controls, controlled goods or industrial security, including the HSR Act.

“Confidentiality Agreement” means the confidentiality agreement between Buyer and Seller, dated May 15, 2018 and the Clean Team Agreement between Buyer and Seller, dated August 22, 2018.

“Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, exclusively relating to the Business.  Confidential Information includes, but is not limited to, the following information exclusively relating to the Business:  (i) internal business information (including historical and projected financial information and budgets and information relating to strategic and staffing plans and practices, business, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures and accounting and business methods); (ii) identities of, individual requirements of, specific contractual arrangements with, and information about, suppliers, distributors, customers, independent contractors or other business relations and their confidential information; (iii) trade secrets, source code and methods of operation relating to the Business, know-how, compilations of data and analyses, techniques, systems, formulae, research, records, reports, manuals, documentation, models, data and data bases relating thereto; and (iv) inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information (whether or not patentable).

“Contracts” means all agreements, contracts, leases and subleases, purchase orders, arrangements, guarantees and binding commitments but excluding all employee benefit or welfare plans, this Agreement and the Ancillary Agreements to which Seller or any Selling Subsidiary is a party.

“Dollars” or “$” means the lawful currency of the United States of America.

“FDA” means the United States Food and Drug Administration.

“FTC” means the United States Federal Trade Commission.

“Environmental and Safety Requirements” means all applicable Laws and all orders, policies and guidelines of all Governmental Entities, in each case concerning pollution or protection of the environment, natural resources, and occupational health and safety, as such of the foregoing are enacted and in effect on or prior to the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person that at any relevant time is required to be treated as a single employer with any of Seller or the Selling Subsidiaries under ERISA or Section 414(b), (c), (m) or (o) of the Code.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time.

“General Survival Date” means the date that is fifteen (15) months from the Closing Date.

“Governmental Authorizations” means all licenses, permits, certificates, grants, franchises, waivers, consents, agreements, approvals, authorizations, registrations, clearances and other similar authorizations or approvals issued by or obtained from a Governmental Entity or any securities exchange.

“Governmental Entity” means any United States or foreign federal, national, supranational, state, provincial or local or municipal government or other political subdivision thereof, or any court of competent jurisdiction, tribunal, arbitrator or administrative authority, agency or commission or other government or regulatory authority or agency.

“Handling” means the receipt, access, acquisition, collection, compilation, use, storage, processing, transmission, safeguarding, security, disposal, destruction, disclosure, sale, licensing, rental or transfer of information.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, for any Person or business without double counting, (a) all indebtedness or other obligations of such Person or business (i) for borrowed money and/or (ii) evidenced by notes, bonds or similar instruments, (b) obligations of such Person or business for the deferred purchase price of property or services (including any earnouts or similar obligations), conditional sale obligations or title retention policies, (c) all obligations under leases that are or should be, in accordance with GAAP, recorded as capital leases in respect of which such Person or business is liable as lessee, (d) all obligations (i) owed pursuant to any letter of credit or interest rate, currency swap or hedging agreement or transaction, or other interest bearing obligation, (ii) in respect of any surety, performance or similar bond or (iii) of Seller or Selling Subsidiary for which the Business is or would be liable, (e) any of the foregoing obligations which is secured by a Lien on the property or assets of such Person or business, (f) all accrued and unpaid interest on, and applicable prepayment premiums, breakages costs, penalties or similar contractual charges arising as a result of the discharge at Closing of, any such foregoing obligations, and (g) any of the foregoing for which such Person or business is liable as an obligor, guarantor, surety or otherwise.

“Indemnifying Party” means any indemnifying party hereunder.

“Intellectual Property Rights” means any and all intellectual property rights in any jurisdiction, whether registered or unregistered, including all:  (a) patents and patent applications, reexaminations, extensions reissues, and counterparts claiming priority therefrom (collectively, “Patents”), (b) inventions, invention disclosures, discoveries and improvements, whether or not patentable, (c) works of authorship, including all rights in all versions and variations of any characters or mascots, and all components associated with such characters or mascots (such as statements, behavior, backstory and other distinguishing attributes) (“Copyrights”), (d) trademarks, trade names, service marks, certification marks, service names, brands, trade dress and logos, brand identifiers, applications therefor, and the goodwill associated therewith

(collectively, “Trademarks”), (e) trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory Law and common law), recipes, specifications, formulae, processes, procedures, non-public information, proprietary information, confidential information, business, technical and know-how information, and rights to limit the use or disclosure thereof by any Person, including all physical records and embodiments of any of the foregoing (together with the items listed in clause (b) above, the “Trade Secrets”), and (f) domain names, social media accounts and handles, together with related user accounts and web pages for any of the foregoing (collectively, “Domain Names”); and including in each case any and all registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Entity in any jurisdiction.

“IRS” means the U.S. Internal Revenue Service.

“Law” means any constitution, law (including common law), statute, ordinance, rule, regulation, regulatory requirement, code, by-law, order, judgment, injunction or decree enacted, issued, promulgated, enforced or entered by a Governmental Entity or securities exchange.

“Lien” means any charge, mortgage, pledge, security interest, lien, or encumbrance, other than those that customarily arise under securities Laws in private transactions.

“Losses” means any damages, losses, charges, Taxes, liabilities, claims, demands, actions, suits, judgments, settlements, awards, interest, penalties, fees, costs and expenses (including reasonable attorneys’ fees and disbursements and reasonable costs of investigation); provided that “Losses” shall not include: (i) any consequential, indirect, incidental, special, remote or other similar damages, in each case, except to the extent such damages are reasonably foreseeable or are paid or payable to third parties; or (ii) any treble, exemplary, punitive or other similar damages, except to the extent such damages are paid or payable to third parties.

“Material Adverse Effect” means (x) a material impediment to the ability of the Seller Parties to substantially fulfill their obligations hereunder or to consummate the transactions contemplated by this Agreement or (y) any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, is, or would reasonably be expected to be, materially adverse to the financial condition, Purchased Assets, Assumed Liabilities or results of operations of the Business taken as a whole; provided, however, that for purposes of clause (y) none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, will be, would or could be, or could or would reasonably be expected to have or result in, a Material Adverse Effect (except to the extent that such matter has a disproportionate effect on the Business relative to other businesses operating in the industry in which the Business operates, in which case the extent to which any adverse change, effect, event, occurrence, state of facts or development arising from any of the following has such a disproportionate effect shall be taken into account in determining whether a “Material Adverse Effect” has occurred): (a) any failure by any of the Business to meet any internal or published projections, forecasts, or revenue or earnings predictions (it being understood that any change, effect, event, occurrence, state of facts or development causing such failure may be taken into account, subject to the other provisions in this definition), (b) any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to the announcement of the transactions contemplated by this Agreement or any of the Ancillary Agreements, (c) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions generally affecting (i) the industries in which the Business participates (including fluctuating conditions resulting from cyclicality, seasonality or weather events) or (ii) national, regional, international or global economies or financial or political conditions, (d) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to any change in accounting requirements or principles or any change in any Laws or (e) any adverse change, effect, event, occurrence, state of facts or development arising in connection with natural disasters or acts of nature, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof.

“Neutral Arbitrator” means PricewaterhouseCoopers LLP or any other independent accounting firm as Buyer and Seller may agree.

“Organizational Documents” means, with respect to any subject Person, such Person’s certificates of incorporation, certificates of formation, articles, by-laws, operating agreement, investor rights agreement, voting agreement, registration rights agreement or other organizational documents, each as amended to the date hereof.

“Permitted Liens” means (a) landlords’, lessors’, mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s Liens or other similar Liens arising or incurred in the ordinary course of business, (b) Liens for Taxes, assessments and other governmental charges not yet due and payable, (c) minor imperfections of title or other Liens incurred in the ordinary course of business that would not materially impair the value or interfere with the use of the Purchased Assets, (d) Liens created by this Agreement or any of the Ancillary Agreements, or in connection with the transactions contemplated hereby by Buyer, (e) non-exclusive licenses to Intellectual Property Rights granted to third parties in the ordinary course of business (including to co-packers, manufacturers, customers, retailers, merchandisers and distributors) and (f) Liens imposed in connection with the Seller Credit Agreement that will be released in connection with the Closing.

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a Governmental Entity, a trust or other entity or organization.

“Personal Information” means any information of or about a Person that (i) under Law or Contract requires Handling or protection requirements; (ii) under Law or Contract requires any Person to be notified if such information is lost, misused, wrongly accessed, wrongly acquired or compromised; (iii) alone or in combination with other information can be used to identify and individual Person; or (iv) constitutes any health or other sensitive information of an individual Person.

“Pre-Closing Taxes” means all liabilities of Seller or any Selling Subsidiary in respect of any Tax for any Tax period (or portion thereof) ending on or before the Closing, excluding any Transfer Taxes.

“Products” means those products represented by the SKUs set forth in Schedule A1.

“Reasonable Best Efforts” means the reasonable efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as soon as reasonably practical and shall expressly include substantial compliance by the parties hereto with a “Second Request” by a Governmental Entity under the HSR Act; provided, however, that an obligation to use Reasonable Best Efforts under this Agreement or any Ancillary Agreement shall not require Buyer, Seller, any Selling Subsidiary or any of their respective Affiliates or Representatives to (a) expend any money in connection with the achievement of such result (other than reasonable and customary professional fees), (b) provide financing to any Person for consummation of the transactions contemplated by this Agreement or any Ancillary Agreement or (c) otherwise take any action or agree to take any action that would materially affect the respective businesses of Seller, Buyer or the Business in a negative manner.

“Regulatory Laws” means the following Laws relating to the manufacture, processing, packaging, storing, advertising, labeling, distribution or sale of any food product: (i) the U.S. Federal Food, Drug, and Cosmetic Act, (ii) the Federal Trade Commission Act, (iii) the Public Health Security and Bioterrorism Preparedness and Response Act, (iv) the Food Allergen Labeling and Consumer Protection Act, (v) the Nutrition Labeling and Education Act, (vi) the Fair Packaging and Labeling Act, (vii) the Sanitary Food Transportation Act and all other Laws applicable to food transportation, (viii) all amendments thereto and implementing regulations, (ix) all other applicable FDA and USDA requirements, including FDA current good manufacturing practice requirements, (x) all other applicable consumer protection laws administered by the FTC and similar state laws, (xi) any other Laws governing manufacturing, processing, packaging, storing, advertising, labeling, distribution or sale of any food product or food for special dietary use, and (xii) all Laws similar to the foregoing within any other federal, state, local or foreign jurisdiction.

“Representative” or “Representatives” means, with respect to a particular Person, any director, member, limited or general partner, equityholder, officer, employee, agent, consultant, advisor or other representative of such Person, including outside legal counsel, auditors, accountants and financial advisors.

“Seller Credit Agreement” means that certain Second Amendment to Credit Agreement, dated as of November 20, 2017, to the Amended and Restated Credit Agreement, dated as of October 2, 2015, among Seller, as borrower, the several banks and other financial institutions or entities from time to time party thereto as lenders and Barclays Bank PLC, as administrative agent for the lenders and as collateral agent for the secured parties (as replaced, refinanced or further amended, restated, supplemented or otherwise modified from time to time).

“Seller Expenses” means, without duplication, all of the fees, expenses, costs, Taxes, charges, payments and other obligations that are incurred by or on behalf of the Seller

Parties or for which the Business is otherwise liable in connection with the transactions contemplated by this Agreement and the Ancillary Agreements (whether incurred or to be paid prior to, at or after Closing), including (i) the fees and expenses of the Seller Parties’ respective bankers, counsel, accountants, advisors, agents and other representatives, and (ii) any success, change of control, transaction, special or other bonuses or similar amounts payable by the Seller Parties to any employee, officer or director upon or in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements; provided, that in no event shall the Seller Expenses include fees payable to the Person set forth on Schedule 4.6 in an amount equal to the amount set forth on Schedule 4.6, which fees of the Person set forth on Schedule 4.6 shall be paid by or caused to be paid by Buyer in accordance with Section 4.6.

“Seller’s Knowledge” means the knowledge of any of the following individuals assuming reasonable inquiry of their direct reports: Bruce Wacha, Vanessa Maskal and William Herbes.

“Selling Subsidiaries” shall mean B&G Foods North America, Inc., a Delaware corporation, and Pirate Brands, LLC, a Delaware limited liability company.

“Shared Contract” means any agreement with a third party primarily relating to the Business and also relating to any business (other than the Business) of Seller or any of its Affiliates.

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person or a combination thereof or (b) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interests thereof having the power to govern or elect members of the applicable governing body of such entity is at the time owned or controlled, directly or indirectly, by that Person or one or more subsidiaries of that Person or a combination thereof; and the term “Subsidiary” with respect to any Person shall include all subsidiaries of each subsidiary of such Person.

“Target” means $4,000,000.

“Tax” means any and all federal, state or local and all foreign taxes, including income, gross receipts, windfall profits, value added, severance, real property, personal property, unclaimed property, production, sales, use, duty, license, excise, franchise, payroll, employment, stamp, occupation, premium, environmental, customs, capital stock, profits, withholding, social security (or similar, including FICA), unemployment, disability, escheat, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes, together with any interest, additions or penalties with respect thereto and any interest with respect to such additions or penalties, in each case whether disputed or not.

“Tax Returns” means any report, return, computation, declaration, claim, election, claim for refund, or information return or statement (including any schedule or attachment thereto or amendment thereof) with respect to Taxes.

“Taxing Authority” means any Governmental Entity responsible for the imposition of any Tax (whether foreign or domestic).

“Trademark Assignment Agreement” means the Trademark Assignment between Buyer, on the one hand, and Seller or the applicable Selling Subsidiary, on the other hand, in substantially the form of Exhibit B.

“Transition Services Agreement” means the Transition Services Agreement between B&G Foods North America, Inc. and Seller, in substantially the form of Exhibit C.

“UPC” means Universal Product Code.

“USDA” means the United States Department of Agriculture.